

Aviation

PXRE 02

Catastrophe

Retrocessional Excess


The
Intersection
of Opportunities

Finite

Risk Excess

Marine

PXRE Group – with operations principally in Bermuda, Barbados, the United States, and Europe – provides reinsurance products and services to a worldwide marketplace. The Company's primary focus is providing property catastrophe reinsurance and retrocessional coverage, where it has been among the leading franchises for two decades. The Company also provides marine and aerospace and finite reinsurance and retrocessional products and services. The Company's shares trade on the New York Stock Exchange under the symbol "PXT."

Mission

The mission of PXRE Group is to provide products and services to create lasting value for its constituencies – stockholders, clients, employees, and the communities in which it operates.

- PXRE Group's primary responsibility is to generate an economic return commensurate with the risks that stockholders assume.
- The Company offers value to its clients by maintaining financially sound operations and by providing professional and timely services that justify the business trust placed in PXRE Group.
- Value is delivered to the Company's employees by fostering an environment that realizes human potential and enhances the quality of individual and family life.
- PXRE Group creates value for the community through corporate support and employee involvement in industry and other local community endeavors.

Financial Highlights

(U.S. Dollars in thousands, except per share amounts)	2002	2001	Change
Net premiums written	$ 294,483	$ 154,478	91 %
Net premiums earned	269,360	162,125	66
Net investment income	24,893	30,036	(17)
Net realized investment gains	8,981	4,023	123
Revenues	306,666	201,970	52
Underwriting income (loss) before tax [1]	63,938	(40,896)	–
Net income (loss) before preferred stock dividends	64,545	(17,967)	–
Net income (loss) available to common stockholders	55,468	(17,967)	–
Net income (loss) per diluted common share	3.28	(1.55)	–
Common dividends declared per share	0.24	0.24	–
Return on average stockholders' equity [2]	16.5 %	(7.1) %	
GAAP combined ratio	77.7 %	127.0 %	
Statutory premiums written to surplus	0.55:1	0.43:1	
Cash and investments	$ 805,331	$ 531,233	52
Total assets	1,237,142	1,005,938	23
Reserves for losses and loss expenses	447,829	453,705	1
Stockholders' equity	453,464	239,780	89
Book value per common share [3]	20.33	20.20	1
Statutory surplus:			
PXRE Reinsurance Company	457,217	331,959	38
PXRE Reinsurance Ltd.	74,500	34,332	117

1 *Excludes investment income, realized investment gains or losses and interest expense.*
2 *Average stockholders' equity is the average of quarterly stockholders' equity.*
3 *Assumes conversion of the preferred shares into common shares.*


Revenues
($ millions)
350
300
250
200
150
100
50
93 94 95 96 97 98 99 00 01 02


Net Premiums Written
($ millions)
300
250
200
150
100
50
93 94 95 96 97 98 99 00 01 02


Book Value Per Share, Diluted
($)
30
25
20
15
10
5
93 94 95 96 97 98 99 00 01 02


Net Income (Loss) Before Preferred Stock Dividends ($ millions)
100
75
50
25
0
25
50
93 94 95 96 97 98 99 00 01 02


Net Income (Loss) Per Common Share, Diluted
($)
6
4
2
0
2
4
93 94 95 96 97 98 99 00 01 02


Return on Average Equity
($)
25
20
15
10
5
0
5
10
15
93 94 95 96 97 98 99 00 01 02


02

As you may remember from our message to stockholders last year, we predicted that 2002 had the potential to be a very good year for PXRE. I am pleased to tell you that the positive forces already defining the industry outlook at the time of our last report indeed produced the dramatic turn in the market that we expected, creating an environment of extraordinary premium growth for participating reinsurers. **On top of this, catastrophe activity remained relatively light throughout the year.**

The confluence of these factors led to a period of historic growth and profitability in 2002 for properly positioned reinsurers.

For PXRE, with its focus on catastrophe reinsurance and a strong position in the North American and international markets, the intersection of these opportunities translated into an especially strong performance for our company. As indicated in last year's report, we were well positioned to take full advantage of rapidly improving market conditions. In terms of many key measures, including premium growth, revenues and net income, 2002 was our best year ever. The year also provided a stark contrast to the unusual results and circumstances of 2001. Perhaps most important, in our view, 2002 signaled the realization of PXRE's potential in the hard market that resulted from the tumult that followed the losses of September 11.

We matched the growth of larger competitors in this attractive market and generated our highest annual net income ever. We accomplished this in a relatively unattractive investment climate that took a real toll on other companies more dependent on investment income to produce earnings.

PXRE's net income in 2002 totaled $64.5 million versus a net loss of $18.0 million in 2001, while net income per diluted common share was $3.28 compared with a loss of $1.55 per diluted common share in the preceding year. Return on average equity reached 16.5% for 2002 versus a negative return of 7.1% for 2001.

Revenues for 2002 rose 52% to $306.7 million from $202.0 million in 2001. Net premiums earned increased 66% to $269.4 million in 2002. Net investment income declined 17% to $24.9 million due to a lackluster investment market and our moving a substantial amount of our investments to cash in anticipation of the payment of September 11 claims and because of interest expense on funds held as deposits under finite reinsurance transactions.

Our current results reflect, first and foremost, the impact of strong pricing trends which began at the outset of the year and continued through the year-end renewal season. This allowed us to increase program sizes for many existing clients and add significant amounts of new business. Net premiums written jumped 91% to $294.5 million, driven largely by a 202% increase in catastrophe and risk excess lines, as that segment grew to $176.0 million in 2002 and a 205% increase in our finite line, which expanded to $102.8 million in 2002.

The improvements we witnessed in premium growth for our continuing lines were offset to some extent by the planned reduction in premium associated with the wind-down and run-off of lines we exited over the two preceding years. Removing their impact from the comparison for the year reveals that net written premiums from our continuing lines grew almost threefold this past year. Written premiums from exited lines were insignificant in 2002 and, as a result, they will no longer obscure the strong underlying growth we are seeing in our core business lines.

The other part of the equation for strong earnings growth in 2002 could be seen in the year's reduced catastrophe losses, as our losses and loss expenses incurred dropped 16% to $126.9 million from 2001. Of course, the prior year reflected the losses related to September 11, which did not influence our results in 2002. However, during this past year, we did strengthen our reserves by $25.4 million, largely because of loss development on our exited lines.

The Company's loss ratio for the year declined to 47.1%, or about one-half of the loss ratio we experienced in 2001. The expense ratio for 2002 was 30.6% versus 33.4% in the previous year. Our actual expenses were $32.5 million, up 9.8%; however, our net written premiums, as previously mentioned, increased 91%, demonstrating the cost efficiencies we achieved and the scalability of our business. Our combined ratio for 2002 was 77.7% versus 127.0% in 2001; excluding the effects of exited lines, our loss ratio was 35.3% and our 2002 combined ratio was 65.8%.

One of the most important events of 2002 for PXRE did not affect the income statement, but rather was reflected on our much-improved balance sheet. Of course, I'm referring to the issuance of $150 million of Convertible Preferred Shares in April, which significantly bolstered our capital position in the wake of the September 11 losses and strengthened our ability to take advantage of the attractive market conditions that existed during the year. Propelled by this transaction, we ended the year with statutory surplus of approximately $532 million and total stockholders' equity of $453.5 million, or a book value of $20.33 per common share – all after repaying $25 million in debt during the year.

Not all progress for PXRE in 2002 occurred on its financial statements. One other area of important change for us could be seen in our human capital – arguably our most important asset. In May, Jeffrey L. Radke was promoted to President and Chief Operating Officer of PXRE. Previously, he was an Executive Vice President of PXRE, having joined the Company in 1999 and bringing senior underwriting experience with two Bermuda reinsurers, as well as with a major reinsurance brokerage firm. In September, we welcomed John M. Modin to our Company as our new CFO following the mid-year retirement of James Dore. John, a CPA, has a deep accounting, financial and reinsurance industry background. Prior to joining PXRE, he was the CFO of a worldwide financial reinsurer and before that spent 10 years auditing insurance and reinsurance companies at a major public accounting firm.

We also continued to strengthen our underwriting operations in 2002 by naming Guy D. Hengesbaugh as President of our Bermuda reinsurance company, PXRE Reinsurance Ltd. Guy was formerly President and Chief Executive Officer of a Bermuda-based catastrophe reinsurer. Also, we named John Daly as Senior Vice President of PXRE Reinsurance Ltd., responsible for non-U. S. underwriting. Prior to joining us, he was a lead underwriter with a major Lloyd's syndicate in London.

Each of these appointments brings new talent, experience and capabilities to PXRE's management team. Beyond these positions, however, we also have worked to streamline our underwriting efforts to capitalize on our presence at the epicenter of a worldwide reinsurance market. Beginning in early 2003, we are relocating to Bermuda much of our underwriting team, which was previously located primarily in Edison, New Jersey. This strategic move enhances the operational advantages that exist in Bermuda, which include convenient access to visiting brokers and clients, an industry-supportive regulatory environment and a favorable tax climate. When completed in early spring, we expect that this relocation will significantly increase the throughput of our underwriting operations and reap other intangible benefits for the Company going forward.

To summarize, we are very pleased and encouraged by PXRE's strong performance in 2002. These results demonstrate the potential within our grasp to extend this success in 2003, especially considering the ongoing favorable dynamics of the marketplace, as witnessed during the most recent January 1 renewal season. With these factors in mind, we expect that net premiums earned in the coming year will expand 25% overall, with our core catastrophe and risk excess segment increasing more than 35%. Considering that catastrophe and risk excess is clearly the profit driver for our company, we think this continued growth, on top of the best year in our history, will again translate into a strong earnings performance and a return on equity in excess of the long-term target of 15% in 2003, assuming as always that catastrophe losses remain in normal ranges.

Thank you for your continued support and interest.

Sincerely



Gerald L. Radke
Chairman and
Chief Executive Officer

Analysis of Net Premiums Written
By Business Segment (%)


2002
60 Catastrophe-related
35 Finite
3 Other lines
2 Exited lines

Analysis of Net Premiums Written
By Geographic Segment (%)


2002
53 United States
47 International

Analysis of Net Premiums Written
By Business Segment (%)


2001
38 Catastrophe-related
22 Finite
3 Other lines
37 Exited lines

Analysis of Net Premiums Written
By Geographic Segment (%)


2001
46 United States
54 International

Gross Premiums Under Management
($ millions)


93 94 95 96 97 98 99 00 01 02
400
300
200
100

Management Fee
($ millions)


93 94 95 96 97 98 99 00 01 02
8
7
6
5
4
3
2
1

SAP Combined Ratios
(%) *Industry*


93 94 95 96 97 98 99 00 01 02
200
150
100
50

Investment Composition
($ millions)


2002
501 Fixed Maturities
133 Short-Term Investments
113 Hedge Funds
12 Other Investments
2001
219 Fixed Maturities
153 Short-Term Investments
116 Hedge Funds
20 Other Investments

Statutory Capital
($ millions)


93 94 95 96 97 98 99 00 01 02
600
500
400
300
200
100


Opportunities
Still Exist

History holds important lessons for catastrophe reinsurers. In the most recent decade, we have witnessed periods of enormous industry losses caused either by a single outsized event, or by multiple catastrophes that group in close time proximity. Our experience has been that when these losses occur, there is a significant market dislocation as weaker companies exit the business. Remaining participants gain pricing power – as both sides of the reinsurance equation better comprehend the risks involved. These periods of significant losses, therefore, typically lay the groundwork for several years of opportunity and profit potential.

For instance, following losses in 1992 from Hurricane Andrew, the industry enjoyed five years of firmer prices for catastrophe and retrocessional reinsurance, accompanied by higher profits. For PXRE, the $3.9 million loss in 1992 attributable to this catastrophe event was replaced by a total of almost $175 million in net profits between 1993 and 1997.

These time-tested observations proved true again in 2002 in the aftermath of September 11. Again, industry capacity was rapidly absorbed by those losses, and a new appreciation of potential risk led to an immediate and dramatic rise in prices. These hard market conditions, appearing virtually overnight, allowed PXRE to generate the highest profit in company history in 2002, eclipsing the highly profitable years that followed Hurricane Andrew.

Some observers have indicated that pricing for catastrophe coverages has stabilized and they view this as an unfavorable development. Given the rapid and material changes in terms and conditions that followed September 11, it is not surprising that pricing would move toward a level of equilibrium. We never anticipated that double- and triple-digit increases in premium would or could continue year after year. However, we were pleased with the rate increases achieved across the portfolio during the January 1, 2003 renewal period. These rate increases when compounded with the significant rate increases experienced last year and rapid and material improvements in terms and conditions, should produce very attractive returns.

In general, we find that most catastrophe zones are paying prices in excess of the required technical rates. Retrocessional business continues to be well priced and the underwriting information available has improved. PXRE also has had the opportunity to write more of this retrocessional business as several large European reinsurers have curtailed their activity in this area. Finally, certain risk excess business and aviation coverages are attractively priced as the market reacted to large losses on these lines of business. Importantly, these lines – catastrophe, retrocessional and risk excess – are the core areas that drive our profits.

Clearly, we believe that opportunity continues to exist in our core markets. We think PXRE has the position, relationships and track record to continue participating fully in the current favorable market. As a company, PXRE has a 20-year reputation of specializing in catastrophe and retrocessional business while providing attentive underwriting services and timely claims payments to our clients. We have strengthened our highly experienced staff with senior executives to bring added talent and additional relationships to the Company.

Unacceptable Risks Abound

Despite the common perception today that virtually all property and casualty insurance and reinsurance business carries favorable terms, we have chosen to remain focused on our traditional core lines of catastrophe and risk excess business. We happen to like the fact that losses in these chosen specialty businesses are relatively easy to evaluate, do not often require litigation to establish the responsibility for and amount of loss, and that losses generally settle with payments concluded within 24 months. We even try to avoid short-tail exposures if the measurement of risk is problematic. For example, we generally do not believe that writing terrorist coverage is a good decision in the current climate because we believe that the premiums offered do not adequately compensate for the substantial uncertainty. Finally, we still will not write some business within our focused lines if it does not generate acceptable risk-adjusted returns, especially in certain risk excess business.

Other lines of insurance and reinsurance may provide some apparent diversification, but we believe that it can come with an unacceptable price. First of all, a truly outsized event such as September 11, has shown that far more correlation exists between various lines of coverage than was previously believed. Thus, great care must be taken to ensure that the benefits of diversification are not thwarted. Certain other business exists because insurers and reinsurers are competing with spreads set by the capital markets. Given the uncertainties in some of these other lines of business, we think a well-diversified portfolio of short-tail volatility-type business – where accumulations are controlled geographically, by insured peril, and by loss position – better serves the Company and its investors.

Mining The Opportunity

Underwriting is the key ingredient necessary to capitalize properly on the opportunities that exist today and avoid the pitfalls inherent in some of the risks available in the marketplace. In our view, underwriting consists of equal measures of sound, experienced human judgment, appropriate management information/computerized systems, and a framework and methodology designed to identify the best business possible. This selection process also must include the capability of combining these risks into an optimum portfolio containing the best risk/reward characteristics.

Our human resources begin with a team of underwriters, most possessing more than 20 years of experience obtained in the London, continental European, North American and Bermuda markets. Most of our team has relocated to Bermuda to capitalize on the key advantages of that market, including access to significant business and the frequency of contact with our clients and producers in an environment that rewards innovative thinking. Our underwriting approach encourages the sharing of concepts and ideas, and it keys on the critical examination that comes from having many sets of experienced eyes review each transaction in order to select the best business.

Our underwriters are greatly assisted by our risk-modeling unit, which is responsible for the application of technology to the underwriting selection process. We employ a number of models purchased from outside vendors as well as some proprietary models developed by our actuarial, modeling and underwriting staff. As previously mentioned, we use these capabilities to help us evaluate and compare individual transactions, allocate capital, and assemble the best portfolio possible.

Our risk management methodology encourages, and in all our larger commitments requires, our underwriters to utilize the talent on our team in an important review process. We have a system in place that is audited on a regular basis to insure that our risk control techniques are being followed as designed.

PXRE has a 20-year record of managing its exposures prudently and combining its human resources and systems to provide timely claims payments to clients. In the end, this kind of performance is the ultimate test of a reinsurer.

Selected Financial Information

(In thousands, except per share data and ratios)	2002 [6]	2001	2000
Gross premiums written	$ 366,768	$ 290,213	$ 268,990
Premiums ceded	(72,285)	(135,735)	(96,289)
Net premiums written	294,483	154,478	172,701
Change in unearned premiums	(25,123)	7,647	(12,495)
Net premiums earned	269,360	162,125	160,206
Net investment income	24,893	30,036	30,037
Net realized investment gains (losses) [8]	8,981	4,023	3,191
Gain on sale of subsidiary [5]	–	–	–
Management fees [3]	3,432	5,786	5,483
Total revenues	306,666	201,970	198,917
Losses and loss expenses incurred	126,862	151,703	137,765
Commissions and brokerage	53,391	30,350	34,899
Other operating expenses	32,454	29,606	35,407
Interest expense	2,939	4,424	4,778
Minority interest in consolidated subsidiary	8,646	8,877	8,875
Total losses and expenses	224,292	224,960	221,724
Income (loss) before income taxes, equity in net earnings of Transnational Re Corporation, and cumulative effect of accounting change [8]	82,374	(22,990)	(22,807)
Equity in net earnings of Transnational Re Corporation [5]	–	–	–
Income tax provision (benefit) [8]	17,829	(4,704)	(12,007)
Income (loss) before cumulative effect of accounting change	64,545	(18,286)	(10,800)
Cumulative effect of accounting change, net of tax	–	(319)	–
Net income (loss) before preferred stock dividends	$ 64,545	$ (17,967)	$ (10,800)
Preferred stock dividends [6]	9,077	–	–
Net income (loss) available to common stockholders [8]	$ 55,468	$ (17,967)	$ (10,800)
Basic earnings per common share:			
Income (loss) before cumulative effect of accounting change and preferred stock dividends	$ 5.47	$ (1.58)	$ (0.95)
Cumulative effect of accounting change	–	0.03	–
Preferred stock dividends	(0.77)	–	–
Net income (loss) available to common stockholders	$ 4.70	$ (1.55)	$ (0.95)
Average common shares outstanding [6]	11,802	11,578	11,394
Diluted earnings per common share:			
Income (loss) before cumulative effect of accounting change	$ 3.28	$ (1.58)	$ (0.95)
Cumulative effect of accounting change	–	0.03	–
Net income (loss)	$ 3.28	$ (1.55)	$ (0.95)
Average common shares outstanding [3] [6]	19,662	11,578	11,394
Cash dividends per common share	$ 0.24	$ 0.24	$ 0.24
Cash and investments	$ 805,331	$ 531,233	$ 505,101
Total assets	1,237,142	1,005,938	784,747
Losses and loss expenses	447,829	453,705	251,619
Debt/notes payable [6]	30,000	55,000	65,000
Total stockholders' equity [6]	453,464	239,780	259,386
Book value per common share	$ 20.33	$ 20.20	$ 21.94
Return on average equity	16.5%	(7.1)%	(4.2)%
Loss ratio	47.1%	93.6%	86.0%
Underwriting expense ratio	30.6%	33.4%	40.5%
Combined ratio	77.7%	127.0%	126.5%
Loss ratio	47.1%	94.2%	85.3%
Underwriting expense ratio	32.1%	31.5%	37.1%
Combined ratio	79.2%	125.7%	122.3%
Statutory capital and surplus [1]:			
PXRE Reinsurance Company	$ 457,217	$ 331,959	$ 348,858
PXRE Reinsurance Ltd.	$ 74,500	$ 34,332	$ 29,982

Year Ended December 31,						
1999 (1)(2)	1998 (2)(8)	1997 (2)(8)	1996 (3)	1995	1994	1993 (4)(5)
$ 221,349	$ 136,215	$ 126,232	$ 114,348	$ 155,380	$ 179,684	$ 116,975
(82,504)	(47,522)	(26,177)	(46,630)	(57,744)	(71,166)	(39,469)
138,845	88,693	100,055	67,718	97,636	108,518	77,506
(10,341)	3,693	(8,640)	5,078	(494)	2,083	1,422
128,504	92,386	91,415	72,796	97,142	110,601	78,928
47,172	19,612	31,191	16,782	14,730	13,786	8,011
(3,766)	(5,158)	(1,801)	94	85	(1,164)	(1,526)
–	–	–	–	–	–	10,564
3,590	2,172	3,006	6,032	6,417	6,992	3,158
175,500	109,012	123,811	95,704	118,374	130,215	99,135
159,259	57,793	12,491	18,564	34,716	52,647	40,570
27,702	20,563	19,138	12,874	13,251	15,026	13,339
30,052	19,313	15,716	12,262	11,237	8,365	8,917
3,915	1,395	3,325	6,957	7,143	7,789	2,740
8,790	8,928	8,184				
229,718	107,992	58,854	50,657	66,347	83,827	65,566
(54,218)	1,020	64,957	45,047	52,027	46,388	33,569
–	–	–	3,898	5,948	4,141	84
(12,775)	(1,659)	20,704	15,644	18,189	15,700	11,008
(41,443)	2,679	44,253	33,301	39,786	34,829	22,645
695	–	–	–	–	–	–
$ (42,138)	$ 2,679	$ 44,253	$ 33,301	$ 39,786	$ 34,829	$ 22,645
–	–	–	–	599	2,005	2,056
$ (42,138)	$ 2,679	$ 44,253	$ 33,301	$ 39,187	$ 32,824	$ 20,589
$ (3.58)	$ 0.20	$ 3.21	$ 3.73	$ 4.88	$ 5.29	$ 3.81
(.06)	–	–	–	–	–	–
–	–	–	–	(0.07)	(0.30)	(0.34)
$ (3.64)	$ 0.20	$ 3.21	$ 3.73	$ 4.81	$ 4.99	$ 3.47
11,568	13,339	13,776	8,922	8,150	6,580	5,940
$ (3.58)	$ 0.20	$ 3.19	$ 3.69	$ 4.52	$ 3.99	$ 2.75
(.06)	–	–	–	–	–	–
$ (3.64)	$ 0.20	$ 3.19	$ 3.69	$ 4.52	$ 3.99	$ 2.75
11,568	13,452	13,893	9,020	8,812	8,719	8,240
$ 0.64	$ 1.01	$ 0.88	$ 0.75	$ 0.63	$ 0.375	$ 0.225
$ 524,303	$ 490,594	$ 527,738	$ 467,078	$ 269,089	$ 231,789	$ 248,949
780,180	632,691	608,172	543,324	396,084	353,794	349,251
261,551	102,592	57,189	70,977	72,719	81,836	71,442
75,000	50,000	21,414	64,725	67,775	69,700	75,000
263,279	334,376	386,688	357,678	211,162	166,771	142,690
$ 22.54	$ 27.13	$ 28.10	$ 25.63	$ 24.15	$ 21.27	$ 18.06
(13.8)%	.7%	11.9%	14.9%	21.0%	22.9%	19.2%
123.9%	62.6%	13.7%	25.5%	35.7%	47.6%	51.4%
42.9%	40.9%	34.8%	26.2%	18.6%	14.8%	24.2%
166.8%	103.5%	48.5%	51.7%	54.3%	62.4%	75.6%
124.3%	61.8%	14.4%	25.8%	35.8%	49.3%	51.9%
41.7%	43.9%	33.0%	23.9%	18.5%	14.9%	22.2%
166.0%	105.7%	47.4%	49.7%	54.3%	64.2%	74.1%
$ 399,007	$ 447,228	$ 451,321	$ 400,133	$ 250,231	$ 211,988	$ 185,844
$ 24,598	N/A	N/A	N/A	N/A	N/A	N/A

Notes to Selected Financial Information

1. PXRE Group Ltd. ("PXRE" or "the Company") was incorporated on June 1, 1999, as a Bermuda holding company and a wholly owned subsidiary of PXRE Purpose Trust, a purpose trust established under the laws of Bermuda. On October 5, 1999, PXRE Corporation, a publicly held Delaware holding company ("PXRE Delaware"), completed a reorganization pursuant to which the Company became the ultimate parent holding company of PXRE Delaware. PXRE and its subsidiaries provide property and casualty reinsurance and insurance products to a national and international marketplace. In connection with the reorganization, the Company repurchased for $1.00 per share 100% of the common shares owned by PXRE Purpose Trust, and each outstanding share of PXRE Delaware common stock (other than shares held by PXRE Delaware and its subsidiaries) was converted into one common share of the Company. After the consummation of the reorganization, the Company commenced carrying on the holding company functions previously conducted by PXRE Delaware.

2. In the fourth quarter of 1999, PXRE changed the reporting period for its U.K. operations from a fiscal year ending September 30 to a calendar year ending December 31. The results of operations for the period from October 1, 1998 to December 31, 1998 amounted to a loss of approximately $0.1 million charged to retained earnings during 1999 in order to report only 12 months' operating results. The U.K operations of PXRE Limited and PXRE Managing Agency are included in the consolidated results on a one-quarter lag basis from 1997 through the third quarter of 1999.

3. On December 11, 1996, PXRE merged with Transnational Re Corporation ("TREX"). The Merger has been accounted for as a purchase. Accordingly, TREX has been included in PXRE's consolidated results of operations from the date of acquisition, which resulted in incremental earnings of $1.3 million in 1996. For 1994 and 1995 and the period from January 1, 1996 until December 11, 1996, PXRE recorded equity in net earnings of TREX. Diluted average shares outstanding reflect the 5.7 million weighted shares issued to holders of TREX common shares in connection with the Merger. Included in management fee was $2.5 million, $3.5 million and $3.4 million in 1996, 1995 and 1994, respectively, earned from TREX prior to the Merger. If the Merger had taken place at the beginning of 1996 and 1995, consolidated revenues would have been $153.4 million and $194 million respectively, for 1996 and 1995. Consolidated pro forma net income and diluted net income per share would have been $49.2 million and $3.42 in 1996 and $60.8 million and $4.19 in 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results might have been if the Merger had been effected prior to December 11, 1996.

4. Effective January 1, 1993, PXRE adopted the FASB's SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The adoption of SFAS No. 113 had no effect on PXRE's net income for the year ended December 31, 1993.

5. Until the fourth quarter of 1993, Transnational Reinsurance was a wholly owned subsidiary of PXRE Reinsurance Company ("PXRE Reinsurance"). On November 1, 1993, PXRE spun off TREX in an initial public offering (the "Offering"). In conjunction with the formation of TREX, all of the outstanding capital stock of Transnational Reinsurance was contributed by PXRE Reinsurance to TREX in exchange for the issuance of all of TREX's Class B common stock, which caused PXRE Reinsurance's holdings of TREX's common stock to constitute approximately 23% of all of the outstanding common stock of TREX immediately after the offering. As a result of this transaction, PXRE recorded a gain on sale amounting to $10.6 million on a pre-tax basis. Subsequent to the Offering until December 11, 1996, PXRE accounted for its investments in TREX on the equity method as described in Note 3.

6. During 1993, PXRE completed an offering of 2.3 million shares of common stock. The net proceeds of $46.9 million (except for $5 million, which was retained by PXRE) were contributed to PXRE Reinsurance's surplus. During 1993, PXRE completed an offering of $75 million principal amount of 9.75% Senior Notes due 2003. The net proceeds of $72.2 million (except for approximately $4 million, which was used by PXRE to retire a term loan facility, and $15 million, which was retained by PXRE) were contributed to PXRE Reinsurance's surplus. During 1995, all of the outstanding shares of a Series A Preferred Stock were converted into shares of PXRE's common stock. On December 30, 1998, PXRE entered into a note obligation under a $50 million Credit Agreement repayable from March 31, 2000, to March 31, 2005. The net proceeds of $49.6 million were contributed to PXRE Reinsurance Company. On October 6, 1999 an additional $25 million of the revolving credit facility was drawn down. On April 4, 2002, PXRE issued $150 million in convertible voting preferred shares, which resulted in $140.9 million of proceeds, net of offering costs. Net proceeds amounting to $128 million were contributed to its reinsurance subsidiaries and $10 million was used to repay part of its Credit Agreement. In 2002 and from 1993 to 1995, convertible preferred shares were the principal reason for the difference between basic and diluted earnings per share.

7. The GAAP ratios have been derived from the audited consolidated statements of income of PXRE prepared in accordance with generally accepted accounting principles. The statutory ratios have been derived from the statutory financial statements of PXRE insurance subsidiaries, prepared in accordance with U.S. and Bermuda statutory accounting principles and exclude the net expenses of PXRE (parent company) and its non-insurance subsidiaries, unrealized foreign exchange gains and losses, and U.S. generally accepted accounting principle adjustments principally for deferred acquisition costs and deferred income taxes.

8. The FASB issued SFAS No. 145, "Rescission of FASB statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", on April 30, 2002, which rescinds the requirement to present gains and losses from extinguishment of debt as an extraordinary item. The Company has adopted the new standard effective January 1, 2002. As a result, a gain of $1.4 million on the repurchase of $5.2 million of Minority Interest in Consolidated Subsidiary was classified with net realized investment gains during 2002. A loss of $1.3 million and $4.2 million in 1998 and 1997, respectively, on the repurchase of PXRE's 9.75% Senior Notes were classified as net realized investment losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our results of operations for the year ended December 31, 2002 compared with the years ended December 31, 2001 and 2000, and also a discussion of our financial condition at December 31, 2002. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this filing. This filing contains forward-looking statements that involve risks and uncertainties. Actual results may vary materially from the results described or implied by these forward-looking statements.

Unless the context otherwise requires, references in this Management's Discussion and Analysis to "PXRE", "we", the "Company", "us" and "our" include PXRE Group Ltd., a Bermuda company, (the "Company") and its subsidiaries, which principally include PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions Inc. ("PXRE Solutions") and PXRE Solutions, S.A. ("PXRE Europe"). References to GAAP refer to accounting principles generally accepted in the United States ("GAAP"). References to SAP refer to statutory accounting principles ("SAP") in either the State of Connecticut where PXRE Reinsurance is domiciled or Bermuda where PXRE Bermuda is domiciled.

Overview

The Company provides reinsurance products and services to a worldwide marketplace through subsidiary operations in the United States, Europe, Bermuda and Barbados. Our primary focus is providing property catastrophe reinsurance and retrocessional coverage to a worldwide group of clients, where we have been among the leading franchises for two decades. Property catastrophe reinsurance generally covers claims arising from large catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Substantially all of our reinsurance products have been, and will continue to be, offered on an excess-of-loss basis with aggregate limits on our exposure to losses. This means that we do not begin to pay our clients' claims until their claims exceed a certain specified amount and our obligation to pay those claims is limited to a specified aggregate amount.

We also offer our clients property per-risk, marine and aviation reinsurance and retrocessional products. Unlike property catastrophe reinsurance, which protects against the accumulation of a large number of related losses arising out of one catastrophe, per-risk excess of loss reinsurance protects our clients against a large loss arising from a single risk or location. Substantially all of our property per-risk, marine and aerospace business is also written on an excess-of-loss basis with aggregate limits on our exposure to losses.

We also provide our clients with finite reinsurance products. Finite reinsurance contracts are highly customized for each transaction. If the loss experience with respect to the risks assumed by us is as expected or better than expected, our finite clients may share in the profitability of the underlying business through premium adjustments or profit commissions. If the loss experience is worse than is expected, our finite clients may participate in this negative outcome. In addition, we offer finite reinsurance products where investment returns on the funds transferred to us affect the profitability of the contract and the magnitude of any premium or commission adjustments.

The Company was formed in 1999 as part of the reorganization of PXRE Delaware. Prior to the reorganization, PXRE Delaware was the ultimate parent holding company of the various PXRE companies and its common shares were publicly-traded on the New York Stock Exchange. As a result of the reorganization, the Company became the ultimate parent holding company of PXRE Delaware and the holders of PXRE Delaware common stock automatically became holders of the same number of the Company's common shares. The reorganization was consummated at the close of business on October 5, 1999 and, on October 6, 1999, the Company's common shares began to trade on the New York Stock Exchange under the symbol "PXT". The reorganization also involved the establishment of a Bermuda-based reinsurance company, PXRE Bermuda, operations in Barbados through PXRE Barbados, and the formation of a reinsurance intermediary, PXRE Solutions.

Following a diversification effort into Lloyd's of London ("Lloyd's") and the casualty sectors during the soft reinsurance market of the late 1990's, we decided to exit these businesses during

2000 and 2001, and are today focused on our traditional core property reinsurance operations. While our core businesses are volatile due to significant potential loss severity, we have been a successful underwriting organization over the long term. This proven expertise in some of the most dynamic areas of the reinsurance sector represents an opportunity to achieve particularly strong financial results in the current favorable phase of the underwriting cycle.

We conduct our business primarily through our principal operating subsidiaries, PXRE Reinsurance, PXRE Bermuda, PXRE Barbados, PXRE Solutions, and PXRE Europe. PXRE Reinsurance is a broker-market reinsurer with approximately $457.2 million of statutory capital and surplus as of December 31, 2002, which principally underwrites treaty reinsurance for property (including marine and aerospace) and casualty risks. PXRE Reinsurance is licensed, accredited or permitted to transact business in all states and the District of Columbia, Puerto Rico, Bermuda, Colombia and Mexico.

PXRE Bermuda is a broker-market reinsurer with approximately $74.5 million of statutory capital and surplus as of December 31, 2002, which principally underwrites treaty reinsurance for property (including marine and aerospace) risks. PXRE Bermuda's reinsurance business is also supported by a parental guarantee from the Company and an aggregate excess of loss reinsurance treaty from PXRE Reinsurance that provides $80 million of reinsurance protection. PXRE Bermuda is not licensed nor admitted as an insurer in any jurisdiction other than Bermuda.

PXRE Barbados was licensed as an insurance company under Barbados' Insurance Act, 1996 and its name was changed from PXRE (Barbados) Ltd. to PXRE Reinsurance (Barbados) Ltd. It is not licensed nor admitted as an insurer in any jurisdiction other than Barbados. PXRE Barbados provides finite reinsurance coverages to clients and provides reinsurance coverage to other PXRE entities.

PXRE Solutions and PXRE Europe perform certain limited reinsurance intermediary activities on behalf of PXRE Reinsurance, PXRE Bermuda and PXRE Barbados.

General Risks and Uncertainties

Because of exposure to catastrophes, our financial results may vary significantly from period to period.

As a reinsurer of property catastrophe-type coverages in the worldwide marketplace, our operating results in any given period depend to a large extent on the number and magnitude of natural and man-made catastrophes such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots and floods. While we may, depending on market conditions, purchase catastrophe retrocessional coverage for our own protection, the occurrence of one or more major catastrophes in any given period could nevertheless have a material adverse impact on our results of operations and financial condition and result in substantial liquidation of investments and outflows of cash as losses are paid.

We may be overexposed to losses in certain geographic areas for certain types of catastrophe events.

As we underwrite risks from a large number of insurers based on information generally supplied by reinsurance brokers, we may develop a concentration of exposure to loss in certain geographic areas prone to specific types of catastrophes. We have developed systems and software tools to monitor and manage the accumulation of our exposure to such losses and have established guidelines for maximum tolerable losses from a single event or multiple catastrophic events based on historical data. However, no assurance can be given that these maximums will not be exceeded in some future catastrophe.

We operate in a highly competitive environment.

The reinsurance industry has been consolidating in recent years through mergers and other acquisitions. We compete with numerous companies, many of which have substantially greater financial, marketing and management resources. The level of competition has increased in the wake of the September 11, 2001 terrorist attacks with the formation of a number of large and well-capitalized Bermuda reinsurance companies. In addition, a number of our pre-existing competitors were successful in raising substantial levels of additional capital. Although we increased our capital as well, we remain smaller than most of our competitors.

Reinsurance prices may decline, which could affect our profitability.

Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Our recent, and anticipated, growth relates in part to improved industry pricing. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability could be adversely affected.

Our investment portfolio is subject to significant market and credit risks which could result in an adverse effect on our financial results.

Our invested assets consist primarily of fixed maturities and a diversified portfolio of hedge funds, and to a lesser extent mezzanine bond and equity limited partnerships, and short-term investments. These investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. Although we seek to preserve our capital, we have invested in a portfolio of hedge funds and other privately held securities. These investments are designed to provide diversification of risk; however, such investments entail substantial risks. Portfolio performance may be adversely impacted by equity and credit market conditions. There can be no assurance that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate such losses' adverse effect on us. To our knowledge, few other publicly-traded reinsurers follow our strategy of investing a significant portion of invested assets in hedge funds and other privately held securities. See "Investments."

Our portfolio of hedge funds and other privately held securities is subject to some or all of the following categories of risk: leverage; concentration of investments; lack of liquidity; market fluctuations; interest rate risk; prepayment risk; extension risk; currency fluctuations; credit risk of the securities issuer; yield curve risk; political risk for emerging market investments; and spread risk between two or more similar securities. In addition, we are subject to: (a) counter-party risk, (b) the risk when transactions settle on foreign exchanges, the protections afforded on U.S. exchanges will be absent, (c) the risk of exchange controls and (d) the risk that one or more of our hedge fund managers mishandle trading, hedging or deviates from the agreed upon strategy, resulting in loss.

A decline in the rating assigned to our claim-paying ability may impact our potential to write new and renewal business.

The property catastrophe reinsurance market is highly sensitive to the ratings assigned by the rating agencies. If either of Standard & Poor Ratings Services ("S&P"), a division of the McGraw-Hill Companies, Inc. or A.M. Best Company("A.M. Best"), an independent insurance industry rating organization were to downgrade us, such downgrade would likely have a material negative impact on our ability to expand our reinsurance portfolio and renew all of our existing reinsurance agreements, especially if we were to be downgraded more than one level from the "A" category to the "B" category.

U.S. taxing authorities could contend that the Company's and its non-U.S. subsidiaries are subject to U.S. corporate income tax.

The Company and its non-U.S. subsidiaries intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States (and, in the case of those non-U.S. companies qualifying for treaty protection, in a manner that will not cause them to be doing business through a permanent establishment in the United States) and, thus, will not subject them to U.S. federal corporate income taxes or branch profits tax (other than withholding taxes on certain U.S. source investment income, dividends from PXRE Delaware to PXRE Barbados and excise taxes on reinsurance premiums). However, because there is uncertainty as to the activities that constitute being engaged in a trade or business within the United States, and what constitutes a permanent establishment under the applicable tax treaties, there can be no assurances that the U.S. Internal Revenue Service will not contend successfully that the Company or a non-U.S. subsidiary is engaged in a trade or business, or carrying on business through a permanent establishment in the United States.

In March 2002, two bills were proposed in the U.S. House of Representatives that sought to prevent so-called "corporate inversion" transactions. Under these bills, a foreign corporation would be taxed as a U.S. domestic corporation under the Internal Revenue Code if it became a foreign corporation as a result of an "inversion transaction" under the bill proposed by Representative McInnis or "corporate expatriation transaction" under the bill proposed by Representative Neal. As originally drafted, the McInnis bill would only apply to transactions completed after December 31, 2001. Commencing with the 2004 tax year, the Neal bill would apply to "corporate expatriation transactions" that occurred prior to September 11, 2001. It is unclear whether our 1999 reorganization would be treated as a "corporate expatriation transaction" under the Neal bill as originally drafted. Neither bill was acted on in 2002.

In January 2003, two bills were introduced in the Senate (S.9 by Sen. Daschle and S.135 by Sen. Dayton), which would treat certain foreign corporations created through inversion transactions as domestic corporations. In February 2003, Senators Reid and Levin introduced a bill into the Senate that closely mirrors Representative Neal's 2002 bill.

We are unable to predict whether such a legislative effort would be successful, what form any such legislation could ultimately take and what impact any such legislation would have on us. If the Company or any of its non-U.S. subsidiaries were subject to U.S. income tax, the Company's stockholders' equity and earnings could be materially adversely affected.

We may be adversely effected by interest rate changes.

Our operating results and book value depend in part on the performance of our investment portfolio. Our investment portfolio contains interest sensitive instruments, such as bonds and mortgage-backed securities, which may be adversely affected by changes in interest rates. Changes in interest rates could also cause a potential underperformance in our finite coverages and shortfalls in cash flows necessary to pay fixed rate amounts due to finite contract counterparties.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Any measures we take that are intended to manage the risks of operating in a changing interest rate environment may not effectively mitigate such interest rate sensitivity.

We may be adversely effected by foreign currency fluctuations.

Premium receivables and loss reserves include business denominated in currencies other than U.S. dollars. We are exposed to the possibility of significant claims in currencies other than U.S. dollars. While we hold positions denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations, we currently do not hedge our currency exposures before a catastrophic event that may produce a claim.

We may be unable to obtain extensions of work permits for our employees, which may cause our business to be adversely effected.

Under Bermuda law, non-Bermudians may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisements, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. A significant number of our officers are working in Bermuda under work permits that will expire over the next three years. The Bermuda government could refuse to extend these work permits. If any of our senior executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely effected.

Because we depend on a few reinsurance brokers for a large portion of revenue, loss of business provided by them could adversely effect us.

We market our reinsurance products worldwide exclusively through reinsurance brokers. Five, four and four brokerage firms accounted for 84%, 60%, and 56% of our gross premiums written for the years ended December 31, 2002, 2001, and 2000, respectively. Approximately 31%, 16%, 13%, 13%, and 11% of gross premiums written in fiscal year 2002 were arranged through Pegasus Advisors-Towers Perrin Reinsurance, the worldwide branch offices of Guy Carpenter & Company, Inc. (a subsidiary of Marsh & McLennan Companies, Inc.), Benfield Greig Ltd., Aon Group Ltd., and Willis Re. Inc., respectively. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on our business.

Our reliance on reinsurance brokers exposes us to their credit risk.

In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker failed to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

Retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms.

In order to limit the effect of large and multiple losses upon our financial condition, we buy reinsurance for our own account. This type of insurance is known as retrocessional reinsurance. From time to time, market conditions have limited, and in some cases have prevented reinsurers from obtaining the types and amounts of reinsurance, which they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amounts of retrocessional reinsurance. In addition, even if we are able to obtain such retrocessional reinsurance, we may not be able to negotiate terms as favorable to us as in prior years.

A retrocessionaire's insolvency or its inability or unwillingness to make payments under the terms of a retrocessional reinsurance treaty with us could have a material adverse effect on us. Therefore our retrocessions subject us to credit risks because the ceding of risk to retrocessionaires does not relieve us of our liability to our clients.

Certain Risks and Uncertainties Relating to Critical Accounting Policies

The Company's financial statements disclose in footnotes its significant accounting policies. Certain of these policies are critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments. The Company's critical accounting policies include liabilities for loss and loss expenses, assumed and ceded premiums and investments.

Loss and Loss Expenses

As a property catastrophe reinsurer, our estimations of losses are inherently less reliable than for reinsurers of risks that have an established historical pattern of losses such as casualty risks. In addition, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our future earnings and stockholders' equity. Additionally, as a consequence of our emphasis on property reinsurance, we may forgo potential investment income because property losses are typically settled within a shorter period of time than casualty losses.

In reserving for non-catastrophe losses from recent years, we are required to make assumptions concerning the expected loss ratio usually for broad lines of business, but sometimes by contract. We consider historical loss ratios for each line of business and estimates provided by underwriters and actuaries concerning the impact of pricing and coverage changes. We also utilize information provided by our clients when we reserve heterogeneous lines by selecting expected loss ratios based upon loss ratio projections from pricing analyses. As experience emerges, we will revise our prior estimates concerning pricing adequacy and non-catastrophe loss potential for our coverages and we will eventually rely solely on our estimated development pattern in projecting ultimate losses.

In reserving for catastrophe losses, our estimates are initially influenced to a significant degree by industry catastrophe models and underwriting information provided by our clients. This can cause significant development for an accident year when events occur late in the year, as happened in 1999. As an event matures, we rely more and more on our company development patterns by type of event as well as contract information to project ultimate losses for the event. This process can cause our ultimate estimates to differ significantly from initial projections. The French Storm Martin that occurred on December 27, 1999 presents an extreme example of these potential uncertainties. We based our reserves to a significant degree on the average estimate of the cost of this storm by two major catastrophe modelers, which was approximately $1.0 billion. In 2001, the cost was estimated to be $2.5 billion by SIGMA, a widely used industry publication. Our gross reserve loss estimate at December 31, 1999 for this event was $31.3 million. Our gross loss estimate at December 31, 2002 for this event was $66.0 million. Thus, the original industry loss estimate increased by 150%, and our loss estimate has increased by 111%.

Excluding the extraordinary development of French Storms Martin and Lothar in 2000, during the last 10 years, reserve development in any single year from prior year losses, expressed as a percentage of stockholders' equity, ranged from 15% adverse development in 1993 (primarily arising from Hurricane Andrew) to 4% favorable development in 1996.

In addition, the risk for recent underwriting years includes the increased casualty exposures assumed by us through our casualty and finite business. Unlike property losses that tend to be reported more promptly and usually are settled within a shorter time period, casualty losses are frequently slower to be reported and may be determined only through the lengthy, unpredictable process of litigation. Moreover, given our limited experience in the casualty and finite business we do not have established historical loss development patterns that can be used to establish these loss liabilities. We must therefore rely on the inherently less reliable historical loss development patterns reported by our clients and industry loss development data in calculating our liabilities.

In 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expense, $16.9 million of which was due to loss development in our Exited Lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts and corroborated by revised industry data. We ceased underwriting this business in September 2001. Our current estimate of net loss and loss expense liabilities for our Exited Lines segment is $103.3 million, which represents our best estimate from a range of estimates provided by alternate actuarial assumptions and methods. The low and high end of a range of reasonable loss reserves for our Exited Lines is $10 million below and $11.1 million above our current loss and loss expense estimate. On an overall basis, our current estimate of net loss and loss expense liabilities for all segments as of December 31, 2002 is $240.4 million which represents our best estimate from a range of estimates provided by alternate actuarial assumptions and methods. The low and high end of a range of reasonable loss reserves for all segments is $16.1 million below and $17.1 million above our current loss and loss expense estimate.

Assumed and Ceded Premiums

Our premiums on reinsurance business assumed are recorded as earned on a pro-rata basis over the contract period based upon estimated subject premiums. Management must estimate the subject premiums associated with the treaties in order to determine the level of earned premiums for a reporting period. These estimates are based on information from brokers and are subject to change as new information becomes available. Because of the inherent uncertainty in this process, there is the risk that premiums and related receivable balances may turn out to be higher or lower than reported.

The premiums on reinsurance business ceded are recorded as incurred on a pro-rata basis over the contract period. Certain ceded reinsurance contracts contain provisions requiring us to pay additional premiums or reinstatement premiums in the event that losses of a significant magnitude are ceded under such contracts. Under GAAP, we are not permitted to establish reserves for potential additional premiums or record such amounts until a loss occurs that would trigger the obligation to pay such additional or reinstatement premiums. As a result, the net amount recoverable from our reinsurers in the event of a loss may be reduced by the payment of additional premiums and reinstatement premiums. Frequently, the impact of such premiums will be offset by additional premiums and reinstatement premiums payable to us by our clients on our assumed reinsurance business. No assurance can be given, however, that assumed reinstatement and additional premiums will offset ceded reinstatement and additional premiums.

For example, in the case of the September 11, 2001 terrorist attacks, our net premiums earned during 2001 were reduced by $26.3 million as a result of net additional premiums and reinstatement premiums due to that loss.

Investments

Fair values for our investments in hedge funds and other privately held fixed income and equity securities generally are established on the basis of the valuations provided monthly or quarterly by the managers of such investments. These valuations generally are determined based upon the valuation criteria established by the governing documents of such investments or utilized in the normal course of such manager's business. Such valuations may differ significantly from the values that would have been used had readily available markets existed and the differences could be material.

We utilize the valuations provided to us by managers of our hedge funds and other privately held fixed income and equity securities in preparing our financial statements. The carrying values used in such financial statements may not reflect the value we receive when liquidating our investment in a hedge fund or other privately held security. If liquidity is by redemption, the valuations supplied quarterly by the manager of the hedge fund or other privately held security will generally be the values used by the manager to set the redemption prices. However, to the extent a manager has discretion in pricing holdings, should substantial redemptions occur in a limited period of time, that discretion may be used to price at lower values than would otherwise be used, thus reducing the redemption price. If liquidation of our investment occurs by virtue of a liquidation of a hedge fund or other privately held securities, we may receive substantially less than the valuation method used by the manager because the valuation method used by the manager is unlikely to use liquidation values. Accordingly, the estimated fair value of our hedge fund and other privately held investments does not necessarily represent the amount that could be realized upon future sale, including in the event we need liquidity to fund catastrophic losses.

We regularly monitor the difference between the estimated fair value of our investments and their cost or book values to identify underperforming investments and whether declines in value are temporary in nature, or "other than temporary". If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss, net of tax, in our stockholders' equity. If we believe the decline is "other than temporary", we write down the carrying value of the investment and record a realized loss on our statement of income and comprehensive income. We formally review each quarter the largest unrealized losses by value, and all investments that have been in an unrealized loss position for more than six months. In assessing whether an investment is suffering a decline in value that is other than temporary we pay particular attention to those trading at 80% or less of face value, and those investments that have been downgraded by any of the major ratings agencies in the period, general market conditions, and the status of principal and interest payments. If we conclude that a decline is other than temporary we recognize a realized investment loss for the impairment. In 2002, we recognized $0.7 million of impairment losses.

Because our investment strategy is to invest a significant portion of our investment portfolio in hedge funds and other privately held securities, which are accounted for under the equity method, net realized and unrealized gains (losses) on such investments may have a greater effect on our results of operations at the end of any reporting period than would be the case for other insurance and/or reinsurance companies.

For the year ended December 31, 2002, net income was $64.5 million compared to a net loss of $18.0 million for 2001. The diluted net income per common share was $3.28 for 2002 compared to a diluted net loss per share of $1.55 for 2001, based on diluted average shares outstanding of approximately 19.7 million in 2002 and 11.6 million in 2001.

Gross and net written premiums for 2002 and 2001 were as follows:

($000's)	Year Ended December 31, 2002	2001	% Increase (Decrease)
Gross premiums written	$ 366,768	$ 290,213	26 %
Reinsurance premiums ceded	72,285	135,735	(47)
Net premiums written	$ 294,483	$ 154,478	91 %

The increase in gross and net written premiums for 2002 primarily reflected growth in the Catastrophe and Risk Excess and Finite segments. Improved pricing, increased participation with long-standing clients and substantial amounts of new business in our core Catastrophe and Risk Excess segments resulted in a 72% increase in net premiums written during 2002, before the effects of excess of loss reinsurance ceded, in this key segment as compared to the prior year. The Finite segment increased 205% during 2002 versus the prior year on a net written basis primarily due to one large finite reinsurance contract. With respect to our Finite segment, we take an opportunistic approach to this business and do not believe this business is best measured by premiums written or earned from period to period. Compared to our other lines of business, our finite business involves a relatively small number of large reinsurance contracts. Therefore, we expect that the Finite segment premiums written and earned will vary widely from period to period as a result of this strategy. The Exited Lines segment decreased 87% on a net written basis compared to the prior year. Since we have decided to re-focus on our core Catastrophe and Risk Excess segment and to discontinue the businesses we have classified as Exited Lines, we do not expect to report material premiums written and earned in the Exited Lines segment during 2003. On an overall basis, reinsurance premiums ceded decreased in 2002 by $63.5 million or 47% as compared to 2001. If additional reinsurance premiums ceded of $56.6 million in connection with the September 11, 2001 terrorist attacks are excluded, the decrease is only $6.9 million or 8.7%.

Finite contracts that do not meet accounting requirements of the Financial Accounting Standard Board's Statement of Financial Accounting Standards ("SFAS") No. 113 and other accounting literature, that generally define a reinsurance transaction, are not booked as premiums, but rather are treated as deposits. We have entered into contracts in 2001 and 2002 that have $38.1 million of deposit liabilities to ceding companies at December 31, 2002 on this deposit accounting basis. We also have two finite retrocessional agreements in place with Select Reinsurance Ltd. ("Select Re") that are accounted for as deposits pursuant to SFAS No. 113 and other accounting literature, totaling $21.4 million in deposit assets including investment income earned to December 31, 2002. We believe these retrocessional agreements will enhance the long-term profitability of the finite contracts to which they relate.

Gross premiums earned for 2002 increased 19% to $349.3 million from $293.4 million in 2001. Net premiums earned for 2002 increased 66% to $269.4 million from $162.1 million for 2001. The Catastrophe and Risk Excess segment increased 67% on a net earned basis, before the effects of excess of loss reinsurance ceded, while the Finite segment increased 76% on a net earned basis versus the prior year. The Exited Lines segment experienced a decrease of 57% on a net earned basis during 2002 compared to 2001.

A summary of our 2002 and 2001 net premiums written and earned by business segment is included in Note 10 to the Consolidated Financial Statements.

Management fee income from all sources for the year ended December 31, 2002 decreased 41% to $3.4 million from $5.8 million for 2001, reflecting the reduction in the share of business ceded to quota share reinsurers, and the effect of the September 11, 2001 terrorist attacks.

The underwriting results of a property and casualty insurer are discussed frequently by reference to its loss ratio, underwriting expense ratio and combined ratio. The loss ratio is the result of dividing losses and loss expenses incurred by net premiums earned. The underwriting expense ratio is the result of dividing underwriting expenses (including commission and brokerage and other operating expenses, reduced by management fees, if any) by net premiums written for purposes of SAP and net premiums earned for purposes of GAAP. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. A combined ratio under 100% indicates underwriting profits and a combined ratio exceeding 100% indicates underwriting losses. The combined ratio does not reflect the effect of investment income on operating results. The ratios discussed below have been calculated on a U.S. GAAP basis. The following table summarizes the loss ratio, expense ratio and combined ratio for the years ended December 31, 2002 and 2001, respectively:

	Year Ended December 31,	
(%)	2002	2001
Loss ratio	47.1	93.6
Expense ratio	30.6	33.4
Combined ratio	77.7	127.0

Our loss ratio was 47.1% for the year ended December 31, 2002 reflecting reduced loss activity. The only significant catastrophe in 2002 was a $17.8 million loss arising from the European floods. The year ended December 31, 2001 was impacted by the September 11, 2001 terrorist attacks and the sinking of the Petrobras Oil Rig. Our loss ratio for the year ended December 31, 2002 reflected incurred losses in connection with significant catastrophe and risk excess losses of $33.4 million gross and $24.1 million net for the 2002 and prior accident years. Our loss ratio for the year ended December 31, 2001 reflected incurred losses in connection with significant catastrophe and risk excess losses of $225.8 million gross and $56.0 million net for the 2001 and prior accident years.

During 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expenses, $16.9 million of which was due to loss development on our Exited Lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts, corroborated by revised industry data. The loss ratio for 2001 was adversely affected by net development of $17.9 million for prior-year loss and loss expenses primarily due to strengthening of reserves in casualty, marine and aerospace lines of business, and development on a number of historical catastrophe events.

The most significant factor affecting our results in 2001 was the losses arising from the terrorist attacks on September 11, 2001. Our estimated net loss after-tax arising from the September 11, 2001 terrorist attacks was $32.6 million or $2.82 per diluted share for 2001. During 2002 the net loss after tax decreased to $31.9 million. This loss estimate was developed through a contract-by-contract review of our entire book of business and assumed full-limit losses on all reinsurance contracts deemed affected except where credibly advised to the contrary by our clients. The following table describes the impact of the September 11, 2001 terrorist attacks on the year ended December 31, 2001:

($000's)	Results as Reported	September 11th Events	Results Excluding September 11th Events
Gross premiums written	$ 290,213	$ 30,290	$ 259,923
Net premiums written	154,478	(26,295)	180,773
Net premiums earned	162,125	(26,295)	188,420
Management fees	5,786	856	4,930
Net losses incurred	151,703	(26,070)	125,633
Commission and brokerage	30,350	10,557	40,907
Underwriting results before taxes	$ (14,142)	$ (40,952)	$ 26,810

Gross losses and loss expenses arising from the September 11, 2001 terrorist attacks totaled $181.7 million at December 31, 2001. This gross loss was reduced by specific and corporate retrocessional recoverables of $155.6 million. In this regard, proportional and specific excess coverages provided recoveries of $65.3 million and our general corporate excess of loss coverages provided a further benefit of $90.3 million. The net result of these covers reduced our gross loss from $181.7 million to $26.1 million. Many of these retrocessional covers on both an assumed and ceded basis have either reinstatement or additional premiums, resulting in a net premium reduction of $26.3 million. These additional costs are partially reduced by approximately $11.4 million of lower commission and brokerage expense and increased management fees, bringing the net impact to approximately $41 million before tax. As of March 1, 2003, approximately 91% of our September 11, 2001 related reinsurance recoverables are either fully collateralized or reside with entities rated "A-" or higher.

The expense ratio was 30.6% for 2002 compared with 33.4% for 2001. This decrease is largely due to an increase in premiums earned. The commission and brokerage ratio, net of management fee income, was 18.6% for 2002, compared with 15.2% in 2001. The operating expense ratio was 12.0% for 2002 compared with 18.3% for 2001. As a result of the above, our combined ratio was 77.7% for 2002 compared with a combined ratio of 127.0% for 2001.

Other operating expenses increased 10% to $32.5 million for 2002 from $29.6 million in 2001. The increase primarily reflects incentive compensation expense, that varies with return on equity, to be paid under the Company's Restated Employee Annual Incentive Bonus Plan and costs incurred in connection with the establishment of a reinsurance facility with P-1 Re Ltd. ("P-1 Re"), an exempted Bermuda Class 3 insurance company.

Underwriting operations as described in Note 10 to the Consolidated Financial Statements include premiums earned, losses incurred and commission and brokerage net of management fees, but do not include investment income, realized gains or losses, interest expense, operating expenses, unrealized foreign exchange gains or losses on losses incurred, or management fees for Lloyd's syndicate agency management.

The Catastrophe and Risk Excess underwriting portfolio can be characterized on a longer term basis as being comprised of coverages involving higher margins and greater volatility than other coverages written by PXRE.

Interest expense decreased to $2.9 million for 2002 compared to $4.4 million in 2001. The decrease in interest expense primarily relates to repayment of $25 million on our primary bank credit facility in 2002, on March 31, 2002 by $10 million, April 4, 2002 by $10 million and July 1, 2002 by $5 million (as described under "Liquidity and Capital Resources") reducing the outstanding amount to $30 million on December 31, 2002 from $55 million as of December 31, 2001. The interest rate on the $30 million outstanding is fixed at 7.34% as a result of a cash flow hedge interest rate swap that is part of PXRE Delaware's Credit Agreement with a syndicate of lenders. Included in other comprehensive income is a decrease in the fair value of the cash flow hedge at December 31, 2002 of $0.2 million, net of tax. We incurred minority interest expense amounting to $8.6 million and $8.9 million related to our 8.85% Capital Trust Pass-through Securities^{sm} (TRUPS^{sm}) during 2002 and 2001, respectively (see "Liquidity and Capital Resources" below for a full description of the TRUPS^{sm}).

Net investment income for the year ended December 31, 2002 declined 17% to $24.9 million from $30 million for 2001, primarily as a result of an increase in interest expense related to funds held in connection with certain finite reinsurance transactions as compared to the prior year. Investment income related to the fixed maturity and short-term investment portfolios increased to $24.3 million for 2002 from $19.0 million in 2001 primarily due to an increase in invested assets attributable to the proceeds of the Preferred Stock issuance as well as cash flow from operations. The fixed maturity portfolio book yield for the year ended December 31, 2002 was approximately 4.5% compared to 5.8% during 2001. Investment income related to our hedge fund portfolio decreased to $7.2 million in 2002 from $10.4 million in 2001. Investment in hedge funds produced a return of 7% for the year ended December 31, 2002 compared with 9% in 2001. In addition, during 2002, we recognized $3.0 million related to a special distribution by one of our alternative investments and $1.5 million in interest related to the judgment entered in our favor in our lawsuit against Terra Nova Insurance Company Limited ("Terra Nova").

Investment income was also affected by various finite and other reinsurance contracts where premiums payable under such contracts were retained on a funds withheld basis. In order to reduce credit risk or to comply with regulatory credit for reinsurance requirements, a portion of premiums paid under such reinsurance contracts is retained by the cedent pending payment of losses or commutation of the contract. Investment income on such withheld funds is typically for the benefit of the reinsurer and the cedent may provide a minimum investment return on such funds. We have both ceded and assumed reinsurance contracts that involve the withholding of premiums by the cedent. On assumed reinsurance contracts, cedents held premiums and accrued investment income due to us of $24.9 million as of December 31, 2002, for which we have recognized $1.7 million of investment income for the year ended December 31, 2002. On ceded reinsurance contracts, we held premiums and accrued investment income of $122.2 million due to reinsurers as of December 31, 2002, for which we recognized a charge to investment income of $9.8 million during the year ended December 31, 2002. On a net basis, this charge to investment income was only $3.2 million, representing the difference between the stated investment return under the contracts and the overall yield achieved on our total investment portfolio for such period. The weighted average contractual investment return on the funds held by PXRE is 7.8% and we expect to be obligated for this contractual investment return for the life of the underlying liabilities, which is expected to be 7 years on a weighted average basis.

Net realized investment gains for 2002 were $9.0 million compared to gains of $4.0 million for 2001. This increase resulted primarily due to the liquidation of bonds in 2002 to implement our decision to shorten the duration of our fixed income portfolio. Included in the 2002 net realized investment gains were gains of $1.4 million realized on the repurchase of $5.2 million of our TRUPS[sm] Securities.

Our London operations, which are winding down, resulted in a loss before taxes of $1.3 million for 2002 compared to a loss before taxes of $6.5 million in 2001.

We recognized a tax expense of $17.8 million in 2002 compared to a benefit of $4.5 million in 2001. The tax expense for the year ended December 31, 2002 differed from the statutory rate primarily due to the mix of business between the U.S. and Bermuda, as well as tax-exempt income.

For the year ended December 31, 2001, the net loss was $18.0 million compared to a net loss of $10.8 million for 2000. The diluted net loss per common share was $1.55 for 2001 compared to a diluted net loss per share of $0.95 for 2000, based on diluted average shares outstanding of approximately 11.6 million in 2001 and 11.4 million in 2000.

The most significant factor affecting our results in 2001 was the losses arising from the terrorist attacks on September 11, 2001. Our estimated net loss after tax arising from the September 11, 2001 terrorist attacks was $32.6 million or $2.82 per diluted share for the 2001 year. This loss estimate was developed through a contract-by-contract review of our entire book of business and assumed full-limit losses on all reinsurance contracts deemed affected except where credibly advised to the contrary by our clients. The following table more fully details the impact of the September 11, 2001 terrorist attacks on the year ended December 31, 2001:

($000's)	Results as Reported	September 11th Events	Results Excluding September 11th Events
Gross premiums written	$ 290,213	$ 30,290	$ 259,923
Net premiums written	154,478	(26,295)	180,773
Net premiums earned	162,125	(26,295)	188,420
Management fees	5,786	856	4,930
Net losses incurred	151,703	(26,070)	125,633
Commission and brokerage	30,350	10,557	40,907
Underwriting results before taxes	$ (14,142)	$ (40,952)	$ 26,810

Gross losses and loss expenses arising from the September 11, 2001 terrorist attacks totaled $181.7 million. This gross loss was reduced by specific and corporate retrocessional recoverables of $155.6 million. Approximately 93% of our September 11, 2001 related reinsurance recoverables are either fully collateralized or reside with entities rated "A" or higher. In this regard, proportional and specific excess coverages provided recoveries of $65.3 million and our general corporate excess of loss coverages provided a further benefit of $90.3 million. The net result of these covers reduced our gross loss from $181.7 million to $26.1 million. Many of these retrocessional covers on both an assumed and ceded basis have either reinstatement or additional premiums, resulting in a net premium reduction of $26.3 million. These additional costs are partially reduced by approximately $11.4 million of lower commission and brokerage expense and increased management fees, bringing the net impact to $41 million before tax.

Written premiums for 2001 and 2000 were as follows:

($000's)	Year Ended December 31, 2000	1999	% Increase (Decrease)
Gross premiums written	$ 290,213	$ 268,990	7.9%
Ceded premiums:			
Managed business participants	50,271	36,239	38.7
Finite	13,573	26,814	(49.4)
Catastrophe coverage, surplus reinsurance and other	71,891	33,236	116.3
Total reinsurance premiums ceded	135,735	96,289	41.0
Net premiums written	$ 154,478	$ 172,701	(10.6)

Gross written premiums for 2001 increased 7.9% to $290.2 million from $269.0 million for 2000, while net premiums written declined 10.6% to $154.5 million versus $172.7 million for 2000. Excluding the impact of the September 11, 2001 terrorist attacks and the Company's London operations, the Company had gross premium written growth in the catastrophe and risk excess segment and net premium written growth in the catastrophe and risk excess and finite segments. Net premiums earned for 2001 increased 1.2% to $162.1 million from $160.2 million for 2000, reflecting the September 11, 2001 terrorist attacks and cessation of London operations. Excluding the September 11, 2001 terrorist attacks and the London operations, the Company had net premiums earned growth in all segments except our Other Lines segment. Gross premiums written decreased by $31 million, net premiums written decreased by $21.6 million and net premiums earned decreased by $15.7 million in 2001 compared to 2000 as a result of the cessation of our underwriting activities in London.

Premiums ceded to our managed business participants increased 38.7% to $50.3 million for 2001 compared with $36.2 million for 2000. The percentage increase in premiums ceded to these programs was higher than for gross premiums written due primarily to increases in reinstatement premiums ceded in connection with the September 11, 2001 terrorist attacks.

Finite contracts that do not meet certain accounting requirements of SFAS No. 113 and other accounting literature, that generally define a reinsurance transaction, are not booked as premiums, but rather are treated as deposits. During the second quarter of 2001, we entered into contracts that have expected deposits of $35.9 million from ceding companies on this deposit accounting basis. We also have two finite retrocessional agreements in place with Select Re that are accounted for as deposits pursuant to SFAS No.113 and other accounting literature, totaling $19.9 million. We believe these retrocessional agreements will enhance the long-term profitability of the finite contracts to which they relate.

Catastrophe coverage, surplus and other ceded premiums written increased in 2001 from 2000 primarily due to additional premiums on retrocessional protection following the September 11, 2001 terrorist attacks.

Management fee income from all sources for the year ended December 31, 2001 increased 5.5% to $5.8 million from $5.5 million for 2000, reflecting the increase in business ceded to our managed business participants, including the effects of the September 11, 2001 terrorist attacks.

Our loss ratio was 93.6% for the year ended December 31, 2001 compared with 86% for 2000. Excluding the effects of the September 11, 2001 terrorist attacks, our loss ratio was 66.7%. Our loss ratio for the year ended December 31, 2001 reflected incurred catastrophe and risk excess losses of $225.8 million gross and $56 million net for the 2001 and prior accident years. Our loss ratio for 2000 reflected incurred catastrophe and risk excess losses of $78.1 million gross and $51.9 million net.

Significant catastrophe and risk losses affecting the year ended December 31, 2001 loss incurred are as follows:

Loss Event	Amount of Losses Gross	Net
($000's)		
September 11th Terrorist Attacks	$ 181,671	$ 26,070
Petrobras Oil Rig Disaster	16,779	11,596

Significant catastrophe and risk losses affecting the year ended December 31, 2000 loss incurred are as follows:

Loss Event	Amount of Losses Gross	Net
($000's)		
French Storm Martin	$ 33,940	$ 25,446
French Storm Lothar	27,197	17,961

The provision for losses and loss expenses and the loss ratio includes the effect of foreign exchange movements on our liability for losses and loss expenses, resulting in foreign currency exchange gains of $1 million for 2001 compared to losses of $1.2 million for 2000.

During 2001, we experienced adverse development of $17.9 million net for prior-year loss and loss expenses primarily due to strengthening of reserves in casualty, marine and aerospace lines of business, and development on a number of historical catastrophe events. The loss ratio for 2000 was adversely affected by development of $58.2 million net for prior-year loss and loss expenses largely due to the French storms Lothar and Martin.

The underwriting expense ratio was 33.4% for 2001 compared with 40.5% for 2000. Excluding the September 11, 2001 terrorist attacks, the expense ratio was 34.8%. The commission and brokerage ratio, net of management fee income, was 15.2% for 2001, compared with 18.4% in 2000. Excluding the September 11, 2001 terrorist attacks, the commission and brokerage ratio, net of management fee income, was 19.1% for 2001, compared with 18.4% for 2000. The operating expense ratio was 18.3% for 2001 (15.7% excluding the September 11, 2001 terrorist attacks), compared with 22.1% for 2000. The decrease largely reflected the expense savings associated with the termination of our Lloyd's operations. As a result of the above, our combined ratio was 127.0% for 2001 (101.5% excluding the September 11, 2001 terrorist attacks) compared with a combined ratio of 126.5% for 2000.

Other operating expenses decreased 16.4% to $29.6 million for 2001 from $35.4 million in 2000. The decrease was primarily related to the expense savings associated with the termination of our Lloyd's operations. Included in other operating expenses were foreign currency exchange losses of $0.7 million for 2001 compared to losses of $0.6 million for 2000.

During 2001, interest expense decreased to $4.4 million compared to $4.8 million in 2000. The decrease in interest expense reflects the repayments of $10 million on our primary credit facility at each of March 31, 2001 and 2000 (as described under "Liquidity and Capital Resources"). As of December 31, 2001, $55 million remains outstanding under this credit facility. The interest rate on $36.7 million of the $55 million outstanding is fixed at 6.34% as a result of a cash flow hedge interest rate swap. The interest rate on the remaining $18.3 million outstanding is variable and was 3.59% at December 31, 2001. This is part of PXRE Delaware's Credit Agreement with a syndicate of lenders. In addition, the Company recorded income of $0.3 million, after tax in the first quarter of 2001, for the cumulative effect of adoption of a change of accounting principle under SFAS No. 133. Included in other comprehensive income is a decrease in the fair value of the cash flow hedge for the period from July 1, 2001 to December 31, 2001 of $0.7 million, net of tax. We incurred minority interest expense amounting to $8.9 million related to our $100 million of 8.85% TRUPS^{sm} during 2001 and in 2000 (See "Liquidity and Capital Resources" below for a full description of the TRUPS^{sm}).

Net investment income of $30 million for 2001 was virtually unchanged from 2000. Our pre-tax gross annualized investment yield based on quarterly investment balances was 6.3% for 2001 compared with 6.1% for 2000, both calculated using amortized cost and investment income before interest expense on funds held and investment expenses. Interest expense on funds held amounted to $2.2 million in the fourth quarter representing an allocation of investment income principally in relation to reinsurance recoveries arising from the September 11, 2001 terrorist attacks. Net realized investment gains for 2001 were $4 million, compared to gains of $3.2 million for 2000, resulting from the liquidation of bonds in 2001 to raise cash in preparation for paying claims from the September 11, 2001 terrorist attacks. In 2000, realized gains included a $1.5 million gain from the sale of Transnational Insurance Company ("Transnational Insurance").

The net effect of foreign currency exchange fluctuations were gains of $0.3 million in 2001 compared to losses of $1.8 million for 2000.

Our London operations, which are winding down, resulted in a loss before taxes of $6.5 million for 2001 compared to a loss before taxes of $11.1 million in 2000.

We recognized a tax benefit of $4.5 million in 2001 compared to a benefit of $12 million in 2000.

Liquidity and Capital Resources

The Company relies primarily on dividend payments and net tax allocation payments from its subsidiaries, including PXRE Reinsurance and PXRE Bermuda, to pay its operating expenses and income taxes, to meet its debt service obligations and to pay dividends. The payment of dividends by PXRE Reinsurance to PXRE Delaware is subject to limits imposed under the insurance laws and regulations of Connecticut, the state of incorporation and domicile of PXRE Reinsurance, as well as certain restrictions arising in connection with our indebtedness discussed below. Under the Connecticut insurance law, the maximum amount of dividends or other distributions that PXRE Reinsurance may declare or pay, within any twelve-month period, without regulatory approval, is limited to the lesser of (a) earned surplus or (b) the greater of 10% of policyholders' surplus at December 31 of the preceding year or 100% of net income for the twelve-month period ending December 31 of the preceding year, all determined in accordance with SAP. Accordingly, the Connecticut insurance laws could limit the amount of dividends available for distribution by PXRE Reinsurance without prior regulatory approval, depending upon a variety of factors outside our control, including the frequency and severity of catastrophe and other loss events and changes in the reinsurance market, in the insurance regulatory environment and in general economic conditions. The maximum amount of dividends or distributions that PXRE Reinsurance may declare and pay during 2003, without regulatory approval, is $45.7 million. During 2002, $29.4 million in dividends were paid by PXRE Reinsurance.

Under Bermuda law, PXRE Bermuda is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If it fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, the insurer will be prohibited, without the approval of the Supervisor of Insurance, from declaring or paying any dividends during the next financial year.

As a Class 3 insurer, PXRE Bermuda also is prohibited, without the approval of the Supervisor of Insurance, from reducing by 15% or more its total statutory capital, as set out in its previous year's financial statements. If it appears to the Supervisor of Insurance that there is a risk of the insurer becoming insolvent or that it is in breach of the Insurance Act of 1978 of Bermuda and related regulations (collectively, the "Act") or any conditions imposed upon its registration, the Supervisor may, in addition to the restrictions specified above, direct the insurer not to declare or pay any dividends or any other distributions or may restrict it from making such payments to such extent as the Supervisor of Insurance may think fit. At December 31, 2002, the statutory capital and surplus of PXRE Bermuda was estimated to be $74.5 million and the amount required to be maintained was estimated to be $12.4 million.

Under Barbados law, PXRE Barbados may only pay a dividend out of the realized profits. PXRE Barbados may not pay a dividend unless (a) after payment of the dividend it is able to pay its liabilities as they become due, and (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and the stated capital accounts maintained in respect of all classes of shares.

Dividends and other permitted payments from PXRE Delaware to PXRE Barbados are expected to be subject to U.S. withholding taxes at the rate of 5% (reduced from 30% under the tax convention between the United States and Barbados) and (based on source of insurance business) an effective corporate income tax rate of 2.8% after giving effect to a 93% tax credit.

In the event the amount of dividends available, together with other sources of funds, is not sufficient to permit us to meet our debt service and other obligations and to pay cash dividends, it would be necessary to obtain the approval of the Connecticut Insurance Commissioner prior to the payment of additional dividends by PXRE Reinsurance or the approval of the Bermuda Supervisor of Insurance prior to the payment of additional dividends by PXRE Bermuda. If such approvals were not obtained, we would have to adopt one or more alternatives, such as refinancing or restructuring our indebtedness or seeking additional equity. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. In the event that we were unable to generate sufficient cash flow and were otherwise unable to obtain funds necessary to meet required payments of principal and interest on our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be due and payable together with accrued and unpaid interest.

On April 4, 2002, the Company raised $150 million of additional capital through the issuance of 15,000 Convertible Voting Preferred Shares (the "Preferred Share Investment"). The Preferred Share Investment occurred pursuant to a Share Purchase Agreement, dated as of December 10, 2001, between the Company and Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P. (together with Capital Z Financial Services Fund II, L.P., "Capital Z"), Reservoir Capital Master Fund, L.P., Reservoir Capital Partners, L.P. (together with Reservoir Capital Master Fund, L.P., "Reservoir") and Richard E. Rainwater ("Rainwater") (each of Capital Z, Reservoir and Rainwater, a "Purchaser", and together, the "Purchasers"). The Preferred Share Investment involved the issuance of 7,500 shares of Series A Preferred Shares, allocated to two sub-series of shares, 5,000 shares allocated to sub-series A1 (A1

Preferred Shares) and 2,500 shares allocated to sub-series A2 (A2 Preferred Shares); the issuance of 5,000 shares of Series B Preferred Shares, allocated to two sub-series of shares, 3,333.333 shares allocated to Series B1 (B1 Preferred Shares) and 1,666.667 shares allocated to Series B2 (B2 Preferred Shares); and 2,500 shares of Series C Preferred Shares, allocated to two sub-series of shares, 1,666.667 shares allocated to Series C1 (C1 Preferred Shares) and 833.333 shares allocated to Series C2 (C2 Preferred Shares). The Company's common shareholders approved the transaction on February 12, 2002.

The issuance of the Preferred Shares is not expected to have a material effect on our liquidity during the three-year period following the issuance. In this regard, the Preferred Shares will be entitled to receive, when, as and if declared by our Board of Directors and to the extent of funds legally available for the payment of dividends, cumulative dividends per share at the rate per annum of 8% of the sum of the stated value on each share plus any accrued and unpaid dividends thereon, payable on a quarterly basis. To the extent such dividends are not paid when due, dividends shall be payable and accrue at the rate of 10% per annum compounded quarterly until paid. Such dividends, if declared by our Board of Directors, shall be payable in additional Preferred Shares prior to the third anniversary of the closing and cash thereafter. We, at our sole election, may decide, in substitution in whole or in part for dividends payable in shares, to pay dividends in cash to the extent of any dividends that, if paid in additional shares of Preferred Shares, would otherwise cause the Purchasers and their affiliates to own more than 49.9% of the capital stock of the Company on a fully-diluted and fully-converted basis.

The A1 Preferred Shares, B1 Preferred Shares and C1 Preferred Shares will be mandatorily convertible into Class A Common Shares, Class B Common Shares and Class C Common Shares, respectively, on the third anniversary of the date of issuance, and all remaining Preferred Shares will be mandatorily convertible into Convertible Common Shares on the sixth anniversary of the date of issuance. Notwithstanding the foregoing, on any conversion date, to the extent necessary to prevent the initial purchasers of Preferred Shares and their affiliates from owning more than 49.9% of the capital shares of the Company following conversion, we shall have the right (but not the obligation) to make a cash payment in lieu of Convertible Common Shares equal to the fair market value of the Convertible Common Shares that would have been received in excess of the 49.9% limitation in connection with any conversion, plus an additional tax gross up amount to take into account in appropriate circumstances the difference between the federal income tax rate on long-term capital gains and the federal ordinary income tax rate that might apply to the recipient on the receipt of a cash payment in lieu of Convertible Common Shares. If the A2 Preferred Shares, B2 Preferred Shares and C2 Preferred Shares are not voluntarily converted on or prior to the third anniversary of their issuance, an annual 8% dividend, payable in cash, will accrue until these Preferred Shares are converted.

PXRE Delaware entered into a credit agreement dated as of December 30, 1998 (as amended and restated, the "Credit Agreement") with Wachovia as agent and as a lender, pursuant to which Wachovia agreed to make available to PXRE Delaware a $75 million revolving credit facility. On May 18, 1999, pursuant to various Joinder Agreements and Assignment and Acceptance Agreements, Wachovia syndicated the revolving credit facility, joining Fleet National Bank, Credit Lyonnais New York Branch and Bank One (formerly, The First National Bank of Chicago) as additional lenders (collectively with Wachovia, the "Lenders"). At December 31, 1998, PXRE Delaware had outstanding borrowings under the Credit Agreement of $50 million, and in October 1999, the remaining $25 million was borrowed. On each of March 31, 2000, 2001, 2002 and April 4, 2002 PXRE Delaware fulfilled its commitment and made principal payments of $10 million and made an additional $5 million payment on July 1, 2002, reducing the outstanding loan to $30 million, at December 31, 2002.

In connection with the Credit Agreement, PXRE Delaware and Wachovia entered into a cash flow hedge interest rate swap that has the intended effect of converting the $30 million borrowings by PXRE Delaware into a fixed rate borrowing at an annual interest rate of 7.34%.

The Preferred Stock Investment would have triggered an event of default under the Credit Agreement if the transaction were consummated without the consent of the Lenders. As a condition to the Lenders' consent to the Preferred Stock Investment, the Credit Agreement was amended pursuant to the Restated Second Amendment to the First Amended and Restated Credit Agreement, dated April 4, 2002, between PXRE Delaware and the Lenders (the "Second

Amendment" and together with the Credit Agreement, as amended by the Second Amendment, the "Amended Credit Agreement"). The Second Amendment was effective upon the closing of the Preferred Stock Investment on April 4, 2002.

Commitments under the Credit Agreement terminate on March 31, 2004 and are subject to annual reductions and, unless due or paid sooner, the aggregate principal of the loans are due and payable in full on March 31, 2004. Under the Second Amendment, the reduction of the outstanding commitments has been accelerated. As amended, the outstanding commitment was reduced by $10 million on April 4, 2002 and an additional reduction of $5 million was made on July 1, 2002. The remaining commitment will be reduced by $20 million on March 31, 2003 and by $10 million on March 31, 2004. In addition, commencing on June 30, 2003, 50% of Excess Cash Flow (as defined in the Second Amendment) shall be used to reduce the outstanding commitment. Effective April 4, 2002, the variable interest rate under the Amended Credit Agreement was increased by 100 basis points.

The Amended Credit Agreement contains covenants that, among other things, limit the ability of the Company and its subsidiaries and affiliates: (a) to incur additional Indebtedness (other than certain permitted Indebtedness); (b) to create Liens upon their properties or assets (other than Permitted Liens); (c) to sell, transfer or otherwise dispose of their assets, business or properties (other than certain permitted dispositions); (d) to make additional Investments (other than certain permitted Investments, including Permitted Acquisitions and other Investments in compliance with, among other things, applicable law and the limitations set forth in the companies' investment policies and not exceeding specified limits); (e) to pay dividends or repurchase stock if after giving effect thereto a Default or Event of Default exists or the Fixed Charge Coverage Ratio would be less than 1.5 to 1.0 as defined in the Credit Agreement; (f) to enter into certain transactions with Affiliates; (g) to engage in any unrelated business; (h) to enter into or remain a party to certain ceded reinsurance agreements; or (i) to consolidate, merge or otherwise combine (or agree to do any of the foregoing) unless, among other things, (1) the Company is the surviving entity in such merger or consolidation, (2) such merger or consolidation constitutes a Permitted Acquisition and the conditions and requirements of the Credit Agreement are complied with and (3) immediately thereafter no Default or Event of Default exists. The Credit Agreement also requires compliance with a Leverage Ratio, a Fixed Charge Coverage Ratio, a Risk-Based Capital Ratio and Combined Statutory Surplus requirements.

In September, 2002, we reported to Wachovia that we had inadvertently failed to provide certain projections to the Lenders prior to increasing the quota share on a certain inter-company reinsurance agreement between PXRE Reinsurance and PXRE Bermuda as required pursuant to the terms of the Amended Credit Agreement. We also sought the Lenders' consent to the Company providing a parental guarantee to PXRE Bermuda for the benefit of PXRE Bermuda's reinsurance clients and the Lenders' agreement to relax certain covenants limiting the scope of inter-company transactions between the Company, our U.S. subsidiaries and PXRE Bermuda. Accordingly, we entered into the Third Amendment to the First Amended and Restated Credit Agreement, Consent and Waiver between PXRE Delaware and the Lenders, dated as of November 8, 2002, pursuant to which the Lenders waived our non-compliance and consented to the parental guarantee and certain amendments to the covenants concerning inter-company transactions (the "Third Amendment"). As a condition to the Third Amendment, PXRE Bermuda issued a credit enhancement insurance policy to the Lenders, as insureds, pursuant to which it agreed, subject to the terms of such policy, to pay any amounts due to Lenders under the Amended Credit Agreement if PXRE Delaware fails to pay such amounts when due.

As of December 31, 2001, PXRE Reinsurance held an investment whose value exceeded the applicable limit under the Credit Agreement, which absent a waiver, would have resulted in an Event of Default under the Credit Agreement. In the Second Amendment, the Lenders agreed to waive this violation until May 1, 2002 in order to allow PXRE Reinsurance an opportunity to cure this violation. In this regard, PXRE Reinsurance owns certain fixed rate secured notes, due September 10, 2010, issued by FSL Funding Ltd. As of December 31, 2002, the value of these notes was $21 million. Under the amended Credit Agreement, the aggregate investment in any single non-U.S. Government guaranteed investment that may be held by PXRE Reinsurance is limited to 5% of its Average Combined Invested Assets (as defined in the Credit Agreement), which was $25.3 million at December 31, 2002.

Under the Amended Credit Agreement, the definition of Fixed Charge Coverage Ratio has been amended to provide credit for the capital infusion resulting from the Preferred Stock Investment and the Fixed Charge Coverage Ratio is reduced from 1.5 to 1, to 1.25 to 1 at March 31, 2002 and June 30, 2002 and 1.3 to 1 at September 30, 2002 and thereafter.

The Amended Credit Agreement enumerates various Events of Default, including but not limited to, if: (1) any Person or group becomes the "beneficial owner" of securities of the Company representing 20% or more of the combined voting power of the then outstanding securities of the Company ordinarily having the right to vote in the election of directors; or (2) the Board of Directors of the Company ceases to consist of a majority of the individuals who constituted the Board as of the date of the Credit Agreement or who subsequently become members after having been nominated, or otherwise approved in writing, by at least a majority of individuals who constituted the Board as of the date of the Credit Agreement (or their approved replacements).

On January 29, 1997, PXRE Capital Trust I ("PXRE Capital Trust"), a Delaware statutory trust and a wholly-owned subsidiary of PXRE Delaware, issued $100 million principal amount of its 8.85% TRUPS[sm] due February 1, 2027 in an institutional private placement. Proceeds from the sale of these securities were used to purchase PXRE Delaware's 8.85% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Subordinated Debt Securities"). On April 23, 1997, PXRE Delaware and PXRE Capital Trust completed the registration with the SEC of an exchange offer for these securities and the securities were exchanged for substantially similar securities (the "Capital Securities"). Distributions on the Capital Securities (and interest on the related Subordinated Debt Securities) are payable semi-annually, in arrears, on February 1 and August 1 of each year, commencing August 1, 1997. Minority interest expense, including amortization of debt offering costs, for 2002 in respect of the Capital Securities (and related Subordinated Debt Securities) amounted to $8.6 million. On or after February 1, 2007, PXRE Delaware has the right to redeem the Subordinated Debt Securities, in whole at any time or in part from time to time, subject to certain conditions, at call prices of 104.180% at February 1, 2007, declining to 100.418% at February 1, 2016, and 100% thereafter. PXRE Delaware has the right, at any time, subject to certain conditions, to defer payments of interest on the Subordinated Debt Securities for Extension Periods (as defined in the applicable indenture), each not exceeding 10 consecutive semi-annual periods; provided that no Extension Period may extend beyond the maturity date of the Subordinated Debt Securities. As a consequence of PXRE Delaware's extension of any interest payment period on the Subordinated Debt Securities, distributions on the Capital Securities would be deferred (though such distributions would continue to accrue interest at a rate of 8.85% per annum compounded semi-annually). In the event that PXRE Delaware exercises its right to extend an interest payment period, then during any Extension Period, subject to certain exceptions, (i) PXRE Delaware may not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or rights to acquire such capital stock or make any guarantee payments (subject to specified exceptions) with respect to the foregoing, and (ii) PXRE Delaware may not make any payment of interest on, or principal of (or premium, if any, on), or repay, repurchase or redeem, any debt securities issued by PXRE Delaware which rank pari passu with or junior to the Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all amounts then due, PXRE Delaware may commence a new Extension Period, subject to certain requirements.

We believe that the TRUPS[sm] are currently trading at an under-valued price. In order to take advantage of this opportunity, we may cause one or more of our subsidiaries to purchase some of the outstanding TRUPS[sm] and to hold them for investment purposes. If consummated, such a purchase is not expected to be treated as a redemption. During 2002 we purchased $5.2 million TRUPS[sm] and recognized a gain of $1.4 million.

PXRE Delaware files U.S. income tax returns for itself and all of its direct or indirect subsidiaries that satisfy the stock ownership requirements for consolidation (collectively, the "Subsidiaries"). PXRE Delaware is party to an Agreement Concerning Filing of Consolidated Federal Income Tax Returns (the "Tax Allocation Agreement") pursuant to which each U.S. Subsidiary makes tax payments to PXRE Delaware in an amount equal to the federal income tax payment that would have been payable by such Subsidiary for such year if it had filed a separate income tax return for such year. PXRE Delaware is required to provide for payment of the consolidated federal income tax liability for the entire group. If the aggregate amount of tax payments made in any tax year by a U.S. Subsidiary is less than (or greater than) the annual tax liability for such Subsidiary on a stand-alone basis for such year, such Subsidiary will be required to make up such deficiency to PXRE Delaware (or will be entitled to receive a credit if payments exceed the separate return tax liability of the Subsidiary).

Investments

As of December 31, 2002, our investment portfolio, at fair value, consisted of 83.6% in bonds and short-term investments, 14.9% in hedge funds and 1.5% in other investments.

At December 31, 2002, 96.4% of the fair value of our fixed maturity portfolio was in obligations rated "A1" or "A" or better by Moody's Investor Service, Inc. ("Moody's") or S&P, respectively. Mortgage and asset-backed securities accounted for 29.4% of fixed maturities based on fair value at December 31, 2002. The average yield to maturity on our fixed maturity portfolio at December 31, 2002 and 2001, was 3.3% and 4.5%, respectively.

In April 2002, the $140.9 million Preferred Share Investment net proceeds were received. $10 million was repaid under the Amended Credit Agreement, and the remainder was primarily invested in our fixed maturity portfolio.

We had no direct investments in real estate or commercial mortgage loans as of December 31, 2002.

Fixed maturity investments, other than trading securities, are reported at fair value, with the net unrealized gain or loss, net of tax, reported as a separate component of stockholders' equity. Fixed maturity investments classified as trading securities are reported at fair value, with the net unrealized gain or loss reported as investment income. At December 31, 2002, an after-tax unrealized gain of $8.1 million (gain of $0.36 per share, after considering convertible preferred shares) was included in stockholders' equity.

Short-term investments are carried at amortized cost, which approximates fair value. Our short-term investments, principally term deposits and short-term agencies were $133.3 million at December 31, 2002, compared to $153.5 million at December 31, 2001.

A principal component of our investment strategy is investing a significant portion of our invested assets in a diversified portfolio of hedge funds. At December 31, 2002, total hedge fund investments amounted to $113.1 million, representing 14.9% of the total investment portfolio. For the year ended December 31, 2002, our hedge funds yielded a return of 7.0% as compared to 9.0% in 2001. As of December 31, 2002, hedge fund investments with fair values ranging from $1.8 to $18.1 million were administered by sixteen managers. Four of the hedge funds are affiliated with Mariner.

Our hedge fund managers invest in a variety of markets utilizing a variety of strategies, generally through the medium of private investment companies or other entities. Criteria for the selection of hedge fund managers include, among other factors, the historical performance and/or recognizable prospects of the particular manager and a substantial personal investment by the manager in the investment program. However, managers without past trading histories or substantial personal investment may also be considered. Generally, our hedge fund managers may be compensated on terms that may include fixed and/or performance-based fees or profit participations.

Through our hedge fund managers, we may invest or trade in any securities or instruments including, but not limited to, U.S. and non-U.S. equities and equity-related instruments, currencies, commodities and fixed-income and other debt-related instruments and derivative instruments. Hedge fund managers may use both over-the-counter and exchange traded instruments (including derivative instruments such as swaps, futures and forward agreements), trade on margin and engage in short sales. Substantially all hedge fund managers are expected to employ leverage, to varying degrees, which magnifies both the potential for gain and the exposure to loss, which may be substantial. Leverage may be obtained through margin arrangements, as well as repurchase, reverse repurchase, securities lending and other techniques. Trades may be on or off exchanges and may be in thinly traded securities or instruments, which creates the risk that attempted purchases or sales may adversely affect the price of a particular investment or its liquidation and may increase the difficulty of valuing particular positions.

While we seek capital appreciation with respect to our hedge fund investments, we are also concerned with preservation of capital. Therefore, our hedge fund portfolio is designed to take advantage of broad market opportunities and diversify risk. Nevertheless, our investment policies with respect to our hedge fund investments generally do not restrict us from participating in particular markets, strategies or investments. Further, our hedge fund investments may generally be deployed and redeployed in whatever investment strategies are deemed appropriate under prevailing economic and market conditions in an attempt to achieve capital appreciation, including, if appropriate, a concentration of investments in a relatively small group of strategies or hedge fund managers. Accordingly, the identity and number of hedge fund managers are likely to change over time.

Mariner, as investment advisor, allocates assets to the hedge fund managers. Mariner monitors hedge fund performance and periodically reallocates assets in its discretion. Mariner is familiar with a number of hedge fund investment strategies utilized by our hedge fund managers. Mariner has invested in some of these strategies and has a varying level of knowledge of others. New strategies, or strategies not currently known to Mariner, may come to Mariner's attention and may be adopted from time to time.

As of December 31, 2002, our investment portfolio also included $11.5 million of other invested assets of which 97% is in two mezzanine bond funds. The remaining aggregate cash call commitments in respect of such investments are $1.1 million.

Hedge funds and other limited partnership investments are accounted for under the equity method or as part of a trading portfolio. Total investment income for 2002, included $9.3 million attributable to hedge funds and other investments.

Our hedge fund and other privately held securities program should be viewed as exposing us to the risk of substantial losses, which we seek to reduce through our multi-asset and multi-management strategy. There can be no assurance, however, that this strategy will prove to be successful.

Liquidity

The primary sources of liquidity for our principal operating subsidiaries are net cash flows from operating activities (including interest income from investments), the maturity or sale of investments, borrowings, capital contributions and advances. Funds are applied primarily to the payment of claims, operating expenses, income taxes and to the purchase of investments. Premiums are typically received in advance of related claim payments.

Net cash flows provided by operations were $139.4 million in 2002 compared to $28.5 million in 2001 primarily due to the effects of timing of collection of receivables and reinsurance recoverables and payments of losses. Because of the nature of the coverages we provide, which typically can produce infrequent losses of high severity, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between years.

Dividends declared to shareholders were $2.9 million in both 2002 and 2001.

Book value per common share was $20.33 at December 31, 2002 after considering convertible preferred shares.

We may be subject to gains and losses resulting from currency fluctuations because substantially all of our investments are denominated in U.S. dollars, while some of our net liability exposure is in currencies other than U.S. dollars. We hold, and expect to continue to hold, currency positions and have made, and expect to continue to make, investments denominated in foreign currencies to mitigate, in part, the effects of currency fluctuations on our results of operations. Investments in foreign denominated securities held as part of our trading securities amount to 2.9% of our investment portfolio and, in our opinion are sufficiently liquid for our needs.

In connection with the capitalization of PXRE Lloyd's Syndicate 1224, PXRE Reinsurance has placed on deposit a $35.6 million par value U.S. Treasury security as collateral for Lloyd's. Cash and invested assets amounting to $13.6 million at December 31, 2002, are restricted from being paid as a dividend until the run-off has been completed.

Other commitments and pledged assets include: (a) letters of credit amounting to $14.7 million, which are secured by cash and securities amounting to $15.3 million, (b) securities with a par value of $9.1 million on deposit with various state insurance departments in order to comply with insurance laws, (c) securities with a fair value of $33.8 million deposited into a trust for the benefit of a cedent in connection with a finite reinsurance transaction, (d) funding commitments to certain limited partnerships of $1.1 million, (e) a commitment to lend up to

$7.0 million to finance the construction of an office building that we intend to use as our headquarters in Bermuda, (f) a contingent liability amounting to $1.2 million under the 1992 Restated Employee Annual Incentive Bonus Plan plus interest; and (g) commitments under the credit agreement discussed above.

We entered into a joint venture agreement, dated June 2001 (the "JV Agreement"), with BF&M Properties Limited to form a Bermuda corporation, Barr's Bay Properties Limited ("Barr's Bay"). Barr's Bay was formed to construct an office building in Hamilton, Bermuda, in which we will have the option to lease office space for three consecutive five-year terms. We own 40% of the outstanding shares of Barr's Bay. Pursuant to the JV Agreement, we have agreed to lend up to $7 million to Barr's Bay to finance the construction of the subject office building. Such loans will be secured by a first mortgage on the property.

For other future commitments that affect liquidity, see the Credit Agreement and cash call commitments discussed above.

All amounts classified as reinsurance recoverable at December 31, 2002 are considered by our management to be collectible in all material respects.

Market Risk

We are exposed to certain market risks, including interest rate and credit risks. The potential for losses from changes in interest rates with respect to our investments, borrowings, and a related interest rate swap exists. We are exposed to potential losses from changes in probability of default with respect to our investments. However, we believe our exposure to foreign exchange risk is not material with respect to our fixed income portfolio.

Our risk management strategy is to accept certain levels of market risks, principally through our investment activities, in order to offset our insurance exposures that may be considered actuarial rather than financial. The objectives of our investment activities are to generate the required return from selected market sectors, that do not correlate with underwriting risk, and limit our exposures to market risks that may prevent us from servicing our insurance obligations. Our Board of Directors approves investment guidelines and the selection of external investment advisers who manage our portfolios. The investment managers make tactical investment decisions within the established guidelines. Management monitors the external advisers through written reports that are reviewed and approved by our Board of Directors or committee thereof. Management also manages diversification strategies across the portfolios in order to limit our potential loss from any single market risk. The performance and risk profiles of the portfolio are reported in various forms throughout the fiscal year to management, our Board of Directors, rating agencies, regulators, and to stockholders.

Our investment portfolio is summarized in Item 1, Business, Item 14, Notes to the Financial Statements and in this Item 7 under the heading "Investments".

Interest Rate Risk

Our principal fixed maturity market risk exposure is to changes in U.S. interest rates. Changes in interest rates may affect the fair value of our fixed maturity portfolio, borrowings (bank debt and trust preferred) and a related interest rate swap. Our holdings subject us to exposures in the treasury, municipal, and various asset-backed sectors. These sectors consist primarily of investment grade securities whose fair value is subject to interest rate, credit, prepayment and extension risk. All fixed maturity investment positions are long with no "short" or derivative positions.

We believe that reinsurance recoverables and payables do not expose us to significant interest rate risk and are excluded from the analysis below.

In order to measure our exposure to changes in interest rates a sensitivity analysis was performed. Potential loss is measured as a change in fair value, net of applicable taxes. The fair value of the fixed maturity portfolio, borrowings and related interest rate swap at year-end was remeasured from the fair values reported in the financial statements assuming a 100 basis point increase in interest rates using various analytics and models. The potential loss in fair value measured as a proportion of total stockholders' equity, due to interest rate exposure was estimated at 1.6% at December 31, 2002 and 1.1% at December 31, 2001. There was no significant change in net exposure during the year.

The estimated potential loss is net of prepayment risk associated with the mortgage-related securities. The mortgage sector represents 9% of the portfolio at year-end. The estimate assumes a similar change in fair value across security sectors with no adjustment for change in value due to credit risk. The interest rate risk related to the short-term investments is not material. The average maturity of these investments is under one year.

Credit Risk

As of December 31, 2002, 83.6% of our investment portfolio, at fair value, consisted of fixed maturities and short-term investments. At December 31, 2002, 96.4% of the fair value of our long-term fixed maturities portfolio was in obligations rated "A1" or "A" or better by Moody's or S&P, respectively. The average fair value of each fixed maturity investment decreased 47% to $1.9 million at year end 2002 from $3.6 million at year end 2001. Non-agency mortgage and asset-backed securities accounted for 19% of our investment portfolio based on fair value at December 31, 2002. At December 31, 2002, we had $35.0 million at fair value of privately held fixed maturities that are not traded on a recognized exchange. The largest such security was a $23.9 million collateralized debt obligation ("FSL CDO") issued by FSL Funding Limited and guaranteed by Royal & Sun Alliance Insurance PLC. As of March 14, 2003, the FSL CDO was rated "A-" by S&P.

Foreign Exchange Risk

Our exposure to foreign exchange risk from our foreign denominated securities is not material. Only a small portion of our investment portfolio is denominated in currencies other than U.S. dollars. Additionally, the carrying value of certain receivables and payables denominated in foreign currencies are carried at fair value. For these reasons, these items have been excluded from the market risk disclosure. We may, however, be exposed to material foreign exchange risks in the event that a significant non-U.S. catastrophe event occurs.

Equity Price Risk

We are not materially exposed to equity price risk other than through our hedge fund investments.

Diversification Benefit

Our risk management strategy includes investments that are expected to reflect offsetting changes in fair value in response to various changes in market risks.

We also hold other investments that are excluded from this disclosure that are expected to provide positive returns under most market conditions representing adverse changes in interest rates and other market factors (See Note 3 of Notes to Consolidated Financial Statements).

Income Taxes

We recognized a tax expense of $17.8 million in 2002 compared to a benefit of $4.5 million in 2001. The tax expense in 2002 differed from the statutory rate primarily due to the mix of business between the U.S. and Bermuda, as well as tax-exempt income. The tax benefit reported in 2001 differed from the statutory rate for similar reasons as in 2002.

Contingencies

In May 1999, PXRE Delaware entered into weather option agreements with two counterparties. In April 2000, these counterparties submitted invoices to PXRE Delaware in the aggregate sum of $8.3 million seeking payment under the weather option agreements, which invoices have been paid. PXRE Delaware insured its obligations under these weather option agreements through two Commercial Inland Marine Weather Insurance Policies issued by Terra Nova. PXRE Delaware submitted claims under these policies to Terra Nova in April 2000. Terra Nova had denied coverage, contending that its Managing General Agent had no authority to issue these policies.

PXRE Delaware disagreed with Terra Nova's denial and filed suit against Terra Nova in the United States District Court for the District of New Jersey. On June 10, 2002, PXRE Delaware was awarded a verdict of $8.3 million plus accumulated interest of $1.5 million by a jury at the conclusion of the trial of this dispute. The aggregate sum of $9.8 million is included in Other Assets. Terra Nova has appealed this verdict to the United States Court of Appeals for the Third Circuit, but management has concluded that the sum of $9.8 million is realizable and that no valuation allowance is necessary.

This report contains various forward-looking statements and includes assumptions concerning our operations, future results and prospects. Statements included herein, as well as statements made by or on our behalf in press releases, written statements or other documents filed with the Securities and Exchange Commission (the "SEC"), or in our communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements, identified by words such as "intend,""believe," "anticipate," or "expects" or variations of such words or similar expressions are based on current expectations and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. We caution investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following:

(i) significant catastrophe losses or losses under other coverages, the timing and extent of which are difficult to predict;

(ii) changes in the level of competition in the reinsurance or primary insurance markets that impact the volume or profitability of business (these changes include, but are not limited to, the intensification of price competition, the entry of new competitors, existing competitors exiting the market and competitors' development of new products);

(iii) the lowering or loss of one of the financial or claims paying ratings of ours or one or more of our subsidiaries;

(iv) changes in the demand for reinsurance, including changes in the amount of risk that our clients elect to maintain for their own account;

(v) risks associated with the termination and run-off of our diversification initiatives;

(vi) adverse development on loss reserves related to business written in current and prior years;

(vii) lower than estimated retrocessional recoveries on unpaid losses, including the effects of losses due to a decline in the creditworthiness of our retrocessionaires;

(viii) increases in interest rates, which cause a reduction in the market value of our interest rate sensitive investments, including our fixed income investment portfolio, and potential underperformance in our finite coverages;

(ix) decreases in interest rates causing a reduction of income earned on net cash flow from operations and the reinvestment of the proceeds from sales, calls or maturities of existing investments and shortfalls in cash flows necessary to pay fixed rate amounts due to finite contract counterparties;

(x) market fluctuations in equity securities and with respect to our portfolio of hedge funds and other privately held securities: leverage, concentration of investments, lack of liquidity, market fluctuations and direction (including as a result of interest rate fluctuations and direction, with respect to price levels and volatility thereof), currency fluctuations, credit risk, yield curve risk, spread risk between two or more similar securities, political risk, counterparty risk and risks relating to settlements on foreign exchanges;

(xi) foreign currency fluctuations resulting in exchange gains or losses;

(xii) a contention by the United States Internal Revenue Service that the Company or our offshore subsidiaries are subject to U.S. taxation; and

(xiii) changes in tax laws, tax treaties, tax rules and interpretations.

In addition to the factors outlined above that are directly related to our business, we are also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the loss of key employees. The factors listed above should not be construed as exhaustive. See "Certain Risks and Uncertainties".

We undertake no obligation to release publicly the results of any future revisions we may make to forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

($000's, except par value per share)	December 31, 2002	2001
Assets		
Investments:		
Fixed maturities:		
Available-for-sale (amortized cost $465,963 and $218,635, respectively)	$ 478,878	$ 219,482
Trading (cost $19,521 and $0, respectively)	21,871	–
Short-term investments	133,318	153,503
Hedge funds (cost $84,915 and $79,454, respectively)	113,105	115,569
Other invested assets (cost $10,522 and $17,080, respectively)	11,529	19,791
Total investments	758,701	508,345
Cash	46,630	22,888
Accrued investment income	5,788	4,149
Premiums receivable, net	81,813	93,603
Other receivables	31,606	20,176
Reinsurance recoverable on paid losses	29,653	16,208
Reinsurance recoverable on unpaid losses	207,444	245,907
Ceded unearned premiums	10,496	18,163
Deferred acquisition costs	22,721	7,312
Income tax recoverable	–	25,118
Other assets	42,290	44,069
Total assets	$ 1,237,142	$ 1,005,938
Liabilities		
Losses and loss expenses	$ 447,829	$ 453,705
Unearned premiums	63,756	46,335
Debt payable	30,000	55,000
Reinsurance balances payable	81,090	78,178
Deposit liabilities	38,114	14,710
Income tax payable	2,486	–
Other liabilities	26,068	18,700
Total liabilities	689,343	666,628
Minority interest in consolidated subsidiary:		
Company-obligated mandatorily redeemable capital trust pass-through securities of subsidiary trust holding solely a company-guaranteed related subordinated debt	94,335	99,530
Stockholders' Equity		
Serial convertible preferred stock, $1.00 par value, $10,000 stated value – 10 million shares authorized, 0.02 million and 0 shares issued and outstanding, respectively	159,077	–
Common stock, $1.00 par value – 50 million shares authorized, 12.0 million and 11.9 million shares issued and outstanding, respectively	12,030	11,873
Additional paid-in capital	168,866	175,405
Accumulated other comprehensive income (loss) net of deferred income tax (expense) benefit of $(2,866) and $37, respectively	7,142	(299)
Retained earnings	108,062	55,473
Restricted stock at cost (0.2 million and 0.2 million shares, respectively)	(1,713)	(2,672)
Total stockholders' equity	453,464	239,780
Total liabilities and stockholders' equity	$ 1,237,142	$ 1,005,938

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income and Comprehensive Income

($000's, except per share amounts)	Years Ended December 31, 2002	2001	2000
Revenues			
Net premiums earned	$ 269,360	$ 162,125	$ 160,206
Net investment income	24,893	30,036	30,037
Net realized investment gains	8,981	4,023	3,191
Management fees	3,432	5,785	5,483
	306,666	201,970	198,917
Losses and Expenses			
Losses and loss expenses incurred	126,862	151,703	137,765
Commissions and brokerage	53,391	30,350	34,899
Other operating expenses	32,454	29,606	35,407
Interest expense	2,939	4,424	4,778
Minority interest in consolidated subsidiary	8,646	8,877	8,875
	224,292	224,960	221,724
Income (loss) before income taxes and cumulative effect of accounting change	82,374	(22,990)	(22,807)
Income tax provision (benefit)	17,829	(4,704)	(12,007)
Income (loss) before cumulative effect of accounting change	64,545	(18,286)	(10,800)
Cumulative effect of accounting change, net of $172 tax expense	–	319	–
Net income (loss) before preferred stock dividends	$ 64,545	$ (17,967)	$ (10,800)
Preferred stock dividends	9,077	–	–
Net income (loss) available to common stockholders	$ 55,468	$ (17,967)	$ (10,800)
Comprehensive Income			
Net income (loss) before preferred stock dividends	$ 64,545	$ (17,967)	$ (10,800)
Net unrealized appreciation on investments	7,664	493	6,683
Net unrealized depreciation on cash flow hedge	(223)	(722)	–
Comprehensive income (loss)	$ 71,986	$ (18,196)	$ (4,117)
Per Share			
Basic:			
Net income (loss) before cumulative effect of accounting change and preferred stock dividends	$ 5.47	$ (1.58)	$ (0.95)
Cumulative effect of accounting change	–	0.03	–
Preferred stock dividends	(0.77)	–	–
Net income (loss) available to common stockholders	$ 4.70	$ (1.55)	$ (0.95)
Average shares outstanding (000's)	11,802	11,578	11,394
Diluted:			
Net income (loss) before cumulative effect of accounting change	$ 3.28	$ (1.58)	$ (0.95)
Cumulative effect of accounting change	–	0.03	–
Net income (loss)	$ 3.28	$ (1.55)	$ (0.95)
Average shares outstanding (000's)	19,662	11,578	11,394

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

($000's)	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Restricted Stock	Total Stockholders' Equity
Balance at December 31, 1999	$ –	$ 11,680	$ 173,683	$ (6,752)	$ 89,933	$ (5,264)	$ 263,280
Net loss					(10,800)		(10,800)
Unrealized appreciation on investments, net				6,683			6,683
Issuance of common stock		140	1,803				1,943
Repurchase/cancellation of common stock			(517)				(517)
Issuance of restricted stock						(1,276)	(1,276)
Amortization of restricted stock						2,632	2,632
Dividends paid to common stockholders					(2,831)		(2,831)
Other			45			228	273
Balance at December 31, 2000	–	11,820	175,014	(69)	76,302	(3,680)	259,387
Net loss					(17,967)		(17,967)
Unrealized appreciation on investments, net				492			492
Unrealized depreciation on cash flow hedge, net				(722)			(722)
Issuance of common stock		53	3,368				3,421
Repurchase/cancellation of common stock			(2,937)				(2,937)
Issuance of restricted stock						(1,642)	(1,642)
Amortization of restricted stock						2,404	2,404
Dividends paid to common stockholders					(2,862)		(2,862)
Other			(40)			246	206
Balance at December 31, 2001	–	11,873	175,405	(299)	55,473	(2,672)	239,780
Net income before preferred stock dividends					64,545		64,545
Unrealized appreciation on investments, net				7,664			7,664
Unrealized depreciation on cash flow hedge, net				(223)			(223)
Issuance of preferred stock	150,000		(9,112)				140,888
Issuance of common stock		157	3,000				3,157
Repurchase/cancellation of common stock			(671)				(671)
Issuance of restricted stock						(886)	(886)
Amortization of restricted stock						1,845	1,845
Dividends to preferred stockholders	9,077				(9,077)		–
Dividends paid to common stockholders					(2,879)		(2,879)
Other			244				244
Balance at December 31, 2002	$ 159,077	$ 12,030	$ 168,866	$ 7,142	$ 108,062	$ (1,713)	$ 453,464

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

($000's)	2002	2001	2000
	Years Ended December 31,		
Net income (loss) before preferred stock dividends	$ 64,545	$ (17,967)	$ (10,800)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Losses and loss expenses	(5,876)	202,086	(9,932)
Unearned premiums	25,088	(7,612)	13,147
Deferred acquisition costs	(15,409)	2,385	(1,887)
Receivables	4,054	(19,025)	(10,581)
Reinsurance balances payable	2,913	43,866	14,262
Reinsurance recoverable	25,018	(144,918)	(10,494)
Income tax recoverable	25,017	(5,285)	7,959
Equity in earnings of limited partnerships	(9,323)	(10,629)	(9,495)
Trading portfolio fixed maturities and hedge funds acquired	(30,886)	–	–
Trading portfolio fixed maturities and hedge funds disposed	38,123	3,367	–
Other	16,118	(17,804)	(6,511)
Net cash provided (used) by operating activities	139,382	28,464	(24,332)
Cost of fixed maturity investments	(430,722)	(215,454)	(143,347)
Fixed maturity investments matured/disposed	189,969	282,218	189,268
Payable for securities	(82)	105	(2,076)
Cost of equity securities	–	(3,834)	(24,235)
Equity securities disposed	275	18,154	36,623
Net change in short-term investments	20,185	(96,400)	(18,295)
Hedge funds and other invested assets disposed	24,548	28,527	23,770
Hedge funds and other invested assets purchased	(30,649)	(24,968)	(20,642)
Net cash (used) provided by investing activities	(226,476)	(11,652)	41,066
Proceeds from issuance of preferred stock	140,888	–	–
Proceeds from issuance of common stock	2,128	1,104	687
Cash dividends paid to common stockholders	(2,879)	(2,862)	(2,831)
Repayment of debt	(25,000)	(10,000)	(10,000)
Repurchase of minority interest in consolidated subsidiary	(3,773)	–	–
Cost of stock repurchased	(528)	(1,173)	(316)
Net cash (used) provided by financing activities	110,836	(12,931)	(12,460)
Net change in cash	23,742	3,879	4,274
Cash, beginning of period	22,888	19,009	14,735
Cash, end of period	$ 46,630	$ 22,888	$ 19,009

The accompanying notes are an integral part of these statements.

Years Ended December 31, 2002, 2001 and 2000

1. Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in U.S. dollars in conformity with accounting principles generally accepted ("GAAP") in the United States of America. These statements reflect the consolidated operations of PXRE Group Ltd. (the "Company" or collectively with its various subsidiaries, "PXRE") and its wholly-owned subsidiaries, including PXRE Corporation ("PXRE Delaware"), PXRE Reinsurance Company ("PXRE Reinsurance"), PXRE Reinsurance Ltd. ("PXRE Bermuda"), PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), PXRE Solutions Inc. ("PXRE Solutions"), PXRE Solutions, S.A. ("PXRE Europe"), Cat Fund L.P., PXRE Capital Trust I and PXRE Limited. All material intercompany transactions have been eliminated in preparing these consolidated financial statements.

The Company was formed in 1999 as part of the reorganization of PXRE Delaware, a Delaware corporation. Prior to the reorganization, PXRE Delaware was the ultimate parent holding company of the various PXRE companies and its common shares were publicly traded on the New York Stock Exchange. As a result of the reorganization, the Company became the ultimate parent holding company of PXRE Delaware and the holders of PXRE Delaware common stock automatically became holders of the same number of the Company's common shares. The reorganization was consummated at the close of business on October 5, 1999 and, on October 6, 1999, the Company's common shares began to trade on the New York Stock Exchange under the symbol PXT. The reorganization also involved the establishment of a Bermuda-based reinsurance subsidiary, PXRE Bermuda, operations in Barbados through PXRE Barbados and the formation of a reinsurance intermediary, PXRE Solutions.

During the fourth quarter of 2000, Transnational Insurance Company ("Transnational Insurance"), an excess and surplus lines carrier which had specialized in non-standard and excess property insurance risks, distributed substantially all of its assets and liabilities to PXRE Reinsurance and the remaining corporate shell was sold on December 21, 2000. The sale followed PXRE's withdrawal from the excess and surplus lines market in the first quarter of 2000.

GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made for 2001 and 2000 to conform to the 2002 presentation.

Premiums Assumed and Ceded

Premiums on reinsurance business assumed are recorded as earned on a pro rata basis over the contract period based on estimated subject premiums. Adjustments based on actual subject premium are recorded once ascertained. The portion of premiums written relating to unexpired coverages at the end of the period is recorded as unearned premiums. Reinsurance premiums ceded are recorded as incurred on a pro rata basis over the contract period.

Assumed reinsurance and retrocessional contracts that do not both transfer significant insurance risk and result in the reasonable possibility that the Company or its retrocessionaires may realize a significant loss from the insurance risk assumed are accounted for as deposits with interest income or expense credited or charged to the contract deposits. These contract deposits are included in other assets and deposit liabilities in the Consolidated Balance Sheets.

Deferred Acquisition Costs

Acquisition costs consist of commission and brokerage expenses incurred in connection with contract issuance, net of acquisition costs ceded and management fees. These costs are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are reviewed to determine that they do not exceed recoverable amounts, after considering investment income.

Management Fees

Management fees are recorded as earned on a pro-rata basis over the contract period under various arrangements whereby PXRE acts as underwriting manager for other insurers and reinsurers. These fees are initially based on premium volume, but are adjusted in some cases through contingent profit commissions related to underwriting results measured over a period of years.

Liabilities for Losses and Loss Expenses

Liabilities for losses and loss expenses are established in amounts estimated to settle incurred losses. These liabilities are based on individual case estimates provided for reported losses for known events and estimates of incurred but not reported losses. Losses and loss expense liabilities are necessarily based on estimates and the ultimate liabilities may vary from such estimates. Any adjustments to these estimates are reflected in income when known. Reinsurance recoverable on paid losses and reinsurance recoverable on unpaid losses are reported as assets. Reinsurance recoverable on paid losses represents amounts recoverable from retrocessionaires at the end of the period for gross losses previously paid. Provisions are established for all reinsurance recoveries which are considered doubtful.

In 2000, PXRE commenced assuming finite contracts in PXRE Bermuda, which was a new line of business for PXRE. Such contracts may be recorded on a discounted basis. At December 31, 2002, all reserves for PXRE Bermuda were recorded on an undiscounted basis. At December 31, 2001, reserves related to these contracts amounting to $3.9 million were discounted by $0.3 million at a rate of 5.1% over 18 years.

Premiums on assumed retroactive contracts are earned when written with a corresponding liability established for the estimated loss the Company ultimately expects to payout. The initial loss is deferred and amortized into expense over the expected pay-out period using the interest method. Premiums on ceded retroactive contracts are earned when written with a corresponding reinsurance recoverable established for the amount of reserves ceded. The initial gain is deferred and amortized into income over the expected pay-out period using the interest method.

Investments

Fixed maturity investments are considered available-for-sale or trading and are reported at fair value. Unrealized gains and losses associated with the available-for-sale portfolio, as a result of temporary changes in fair value during the period such investments are held, are reflected net of income taxes in stockholders' equity. Unrealized losses which are deemed other than temporary are charged to operations. Unrealized gains and losses associated with the trading portfolio, as a result of temporary changes in fair value during the period such investments are held, are recognized in investment income.

Short-term investments, which have an original maturity of one year or less, are carried at amortized cost, which approximates fair value.

Investments in limited partnership hedge funds and other limited partnerships are reported under the equity method, which includes the cost of the investment and subsequent proportional share of the partnership earnings. Under the equity method earnings are recorded in investment income.

Realized gains or losses on disposition of investments are determined on the basis of specific identification. The amortization of premiums and accretion of discounts for fixed maturity investments are computed utilizing the interest method. The effective yield under the interest method is adjusted for anticipated prepayments.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates based upon fair values of similar issues. Fair values are reported in Notes 3 and 4.

Debt Issuance Costs

Debt issuance costs associated with the issuance of $100 million 8.85% Capital Trust Pass-through Securities 'sm' (TRUPS^{sm}) and the issuance of a note under a $75 million Credit Agreement are being amortized over the term of the related outstanding debt using the interest method.

Foreign Exchange

Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Resulting gains and losses are reflected in income for the period.

Federal Income Taxes

Deferred tax assets and liabilities reflect the expected future tax consequences of temporary differences between carrying amounts and the tax bases of PXRE's assets and liabilities.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income consists of the change in the net unrealized appreciation or depreciation of investments and a cash flow hedge, net of tax.

Earnings Per Share

Basic earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding. On a diluted basis both net earnings and shares outstanding are adjusted to reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity, unless the effect of the assumed conversion is anti-dilutive.

Stock-Based Compensation

At December 31, 2002, PXRE has stock option plans, which are more fully described in Note 9. PXRE accounts for those plans under the recognition and measurement principles of the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if PXRE had applied the fair value recognition provisions of the Financial Accounting Standards Board ("FASB") in the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation to stock-based employee compensation.

($000's, except per share data)		2002		2001		2000
Net income (loss)						
As reported	$	64,545	$	(17,967)	$	(10,800)
Deduct:						
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects		(3,480)		(2,159)		(1,339)
Pro forma	$	61,065	$	(20,126)	$	(12,139)
Basic income (loss) per share						
As reported	$	4.70	$	(1.55)	$	(0.95)
Pro forma	$	4.41	$	(1.74)	$	(1.07)
Diluted income (loss) per share						
As reported	$	3.28	$	(1.55)	$	(0.95)
Pro forma	$	3.11	$	(1.74)	$	(1.07)

Accounting for Derivative Instruments and Hedging Activities

FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. Accordingly, all derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative was used and whether it qualifies for hedge accounting.

During the first quarter of 2001, PXRE adopted SFAS No. 133. The cumulative effect of adoption was income of $0.3 million, net of tax.

Accounting for Extinguishment of Debt

FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", on April 30, 2002, which rescinds the requirement to present gains and losses from extinguishment of debt as an extraordinary item. The Company has adopted the new standard effective January 1, 2002. As a result, a gain of $1.4 million on the repurchase of $5.2 million of Minority Interest in Consolidated Subsidiary was classified with net realized investment gains during 2002.

Premiums written and earned for the years ended December 31, 2002, 2001 and 2000 are as follows:

($000's)	2002	2001	2000
Premiums written			
Gross premiums written	$ 366,768	$ 290,213	$ 268,990
Ceded premiums written	(72,285)	(135,735)	(96,289)
Net premiums written	$ 294,483	$ 154,478	$ 172,701
Premiums earned			
Gross premiums earned	$ 349,312	$ 293,442	$ 261,288
Ceded premiums earned	(79,952)	(131,317)	(101,082)
Net premiums earned	$ 269,360	$ 162,125	$ 160,206

Premiums written were assumed principally through reinsurance brokers or intermediaries. In 2002, 2001 and 2000 five, four and four reinsurance intermediaries respectively, individually accounted for more than 10% of gross premiums written, and collectively accounted for approximately 84%, 60% and 56% of gross premiums written, respectively.

Included in ceded premiums written are $30.5 million, $58.0 million and $48.9 million of premiums ceded in 2002, 2001 and 2000, respectively to a reinsurer, Select Reinsurance Ltd. ("Select Re"). In accordance with PXRE's contractual rights under the retrocessional agreement with Select Re, PXRE designated its President and Chief Operating Officer to serve on Select Re's board of directors. Net assets due from the reinsurer at December 31, 2002, are $85.3 million, all of which are secured by a trust agreement and funds held. PXRE also purchases retrocessional coverage for its own protection, depending on market conditions. In the event that retrocessionaires are unable to meet their contractual obligations, PXRE would be liable for such defaulted amounts. At December 31, 2002, PXRE had balances with an insurer, Legion Insurance Company, which is in rehabilitation, amounting to $8.6 million of premiums receivable net of contingent commission. PXRE also had losses and loss expense liabilities due to Legion of $13.4 million at December 31, 2002. PXRE's reinsurance contracts with Legion contained offset clauses whose enforceability is subject to Pennsylvania law.

Activity in the net losses and loss expense liability for the years ended December 31, 2002, 2001 and 2000 is as follows:

($000's)	2002	2001	2000
Net balance at January 1	$ 207,798	$ 155,503	$ 160,516
Incurred related to:			
Current year	101,456	133,852	79,534
Prior years	25,406	17,851	58,231
Total incurred	126,862	151,703	137,765
Paid related to:			
Current year	(17,890)	(46,961)	(14,709)
Prior years	(79,361)	(52,505)	(131,643)
Total paid	(97,251)	(99,466)	(146,352)
Net asset related to retroactive reinsurance assumed	2,976	58	3,574
Net balance at December 31	240,385	207,798	155,503
Reinsurance recoverable on unpaid losses and loss expenses	207,444	245,907	96,117
Gross balance at December 31	$ 447,829	$ 453,705	$ 251,620

During 2002, we experienced net adverse development of $25.4 million for prior-year loss and loss expenses, $16.9 million of which was due to loss development on our Exited Lines segment relating primarily to the 2000 and 2001 underwriting years. Adverse development of $16.7 million was primarily caused by larger than expected reported claims under our direct reinsurance contracts, corroborated by revised industry data. Net losses and loss expenses were unfavorably affected by an increase to reserves of $17.9 million in 2001 primarily due to strengthening of reserves in casualty, marine and aerospace lines of business and development on a number of historical catastrophe events. Net losses and loss expenses were unfavorably affected by an increase to reserves of $58.2 million in 2000 primarily due to the French Storms Lothar and Martin.

The book value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in fixed maturities as of December 31, 2002 and 2001 are shown below:

($000's)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
Available for sale:				
United States government securities	$ 45,640	$ 525	$ –	$ 46,165
Foreign government securities	310	5	–	315
United States government sponsored agency debentures	35,524	2,538	–	38,062
United States government sponsored agency mortgage-backed securities	40,161	2,306	–	42,467
Other mortgage and asset-backed securities	144,378	2,011	2,653	143,736
Obligations of states and political subdivisions	72,983	3,617	78	76,522
Public utilities and industrial and miscellaneous securities	126,967	4,956	312	131,611
	465,963	15,958	3,043	478,878
Trading:				
Foreign denominated securities	21,871	–	–	21,871
Total fixed maturities	$ 487,834	$ 15,958	$ 3,043	$ 500,749

($000's)	Book Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
Available for sale:				
United States government securities	$ 48,557	$ 51	$ 195	$ 48,413
Foreign government securities	5,611	–	256	5,355
United States government sponsored agency debentures	45,006	916	–	45,922
United States government sponsored agency mortgage-backed securities	8,558	54	–	8,612
Other mortgage and asset-backed securities	20,590	112	82	20,620
Obligations of states and political subdivisions	33,235	1,842	6	35,071
Public utilities and industrial and miscellaneous securities	57,078	127	1,716	55,489
Total fixed maturities	$ 218,635	$ 3,102	$ 2,255	$ 219,482

There was one investment, other than in the U.S. government and agency sectors, which exceeded 10% of stockholders' equity at December 31, 2001, amounting to 10.4%. No such investments exceeded 10% of stockholders' equity at December 31, 2002.

Included in other comprehensive income in 2002 is $7.7 million of net unrealized appreciation on investments which includes $16.7 million of unrealized net gains arising during the year less $9.0 million of reclassification adjustments for net gains, included in net income.

Proceeds, gross realized gains, and gross realized losses from sales of fixed maturity investments before maturity date or securities that prepay and from sales of equity securities were as follows:

($000's)	2002	2001	2000
Proceeds from sales			
Fixed maturities	$ 206,537	$ 279,218	$ 186,380
Equity securities	$ 275	$ 18,154	$ 36,623
Gross gains			
Fixed maturities	$ 10,566	$ 7,307	$ 223
Equity securities	–	101	4,999
Other	–	211	405
	10,566	7,619	5,627
Gross losses			
Fixed maturities	(1,352)	(1,815)	(1,505)
Equity securities	(123)	(1,201)	(930)
Other	(110)	(580)	(1)
	(1,585)	(3,596)	(2,436)
Net realized gains	$ 8,981	$ 4,023	$ 3,191

Included in gross losses is the realized loss on the other than temporary write down of a fixed maturity bond in 2002 of $0.7 million, and an equity security and a fixed maturity bond in 2001 in the amount of $0.8 million and $1.6 million, respectively.

The components of net investment income were as follows:

($000's)	2002	2001	2000
Fixed maturity investments	$ 22,397	$ 16,331	$ 18,207
Hedge funds and other limited partnerships	9,343	10,629	9,630
Equity securities	–	269	1,055
Cash, short-term and other	4,653	6,737	3,155
	36,393	33,966	32,047
Less investment expenses	(1,954)	(1,710)	(2,010)
Less interest expenses on funds held	(9,546)	(2,220)	–
Net investment income	$ 24,893	$ 30,036	$ 30,037

Investment expenses principally represent fees paid to General Re-New England Asset Management, Inc ("NEAM") as well as fees paid to Mariner Investment Group ("Mariner"). The sole shareholder of Mariner is the Chairman and a founding shareholder of Select Re, which owned approximately 9.4% of the outstanding common stock of PXRE at December 31, 2001. During February 2002, Select Re liquidated its position in the open market.

Investment Maturity Distributions

The book value and estimated fair value of fixed maturity investments at December 31, 2002 by contractual maturity date are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

($000's)	Book Value	Estimated Fair Value
Fixed Maturity:		
One year or less	$ 56,013	$ 56,487
Over 1 through 5 years	112,115	117,241
Over 5 through 10 years	117,826	123,334
Over 10 through 20 years	17,341	17,484
United States government agency mortgage backed and other mortgage and asset-backed securities	184,539	186,203
Total fixed maturities	$ 487,834	$ 500,749

In addition to fixed maturities, PXRE held $133.3 million and $153.5 million of short-term investments at December 31, 2002 and 2001, respectively, comprised principally of agencies and high-grade commercial paper.

PXRE also held $113.1 million and $115.6 million of limited partnership hedge funds and trading portfolio assets including funds managed by Mariner at December 31, 2002 and 2001, respectively, that are accounted for under the equity method or at fair value, as follows:

	2002		2001	
($000's)	$	Ownership %	$	Ownership %
Mariner Partners, L.P.	$ 18,105	11.0	$ 16,737	11.2
Mariner Select, L.P.	15,685	12.1	14,914	19.9
Caspian Capital Partners, L.P. (a Mariner fund)	8,400	3.3	7,746	4.1
Mariner Opportunities, L.P.	8,350	14.3	7,292	15.7
Mariner Atlantic, Ltd.	–	–	3,956	2.4
Other	62,565	0.2 to 7.1	64,924	0.2 to 11.9
Total hedge funds	$ 113,105		$ 115,569	

Restricted Assets

Under the terms of certain reinsurance agreements, irrevocable letters of credit in the amount of $14.7 million were issued at December 31, 2002, in respect of reported loss reserves and unearned premiums. Investments with a par value of $15.3 million have been pledged as collateral with issuing banks. In addition, securities with a par value of $9.1 million at December 31, 2002 were on deposit with various state insurance departments in order to comply with insurance laws.

PXRE, in connection with the capitalization of PXRE's Lloyd's Syndicate 1224, had placed on deposit a $35.6 million par value U.S. Treasury security as collateral for Lloyd's. Cash and invested assets of PXRE's Lloyd's Syndicate 1224 amounting to $13.6 million at December 31, 2002 are restricted from being paid as a dividend until the run-off is completed.

PXRE has outstanding commitments for funding certain investments in certain limited partnerships of $1.1 million at December 31, 2002.

PXRE has deposited securities with a fair value of $33.8 million at December 31, 2002 into a trust for the benefit of a cedent in connection with a finite reinsurance transaction.

Notes Payable and Credit Arrangements

In January 1997, PXRE Delaware issued $100 million of 8.85% TRUPS^{sm}. The fair value of the TRUPS^{sm} is $69.2 million and $49.4 million at December 31, 2002 and 2001, respectively. Interest is payable on the TRUPS^{sm} semi-annually. The notes are redeemable on or after February 1, 2007 at the option of PXRE Delaware, initially at 104.180% declining to 100.418% at February 1, 2016, and 100% thereafter. During 2002, PXRE repurchased $5.2 million of the TRUPS^{sm} in the open market and recognized a realized investment gain of $1.4 million.

On December 30, 1998, PXRE Delaware entered into a Credit Agreement with Wachovia Bank, National Association (formerly known as First Union National Bank), ("Wachovia") to arrange and syndicate for it a revolving credit facility of up to $75 million. Subsequently this agreement has been the subject of various amendments, such as the inclusion of the Company and PXRE Barbados as guarantors, collectively referred to as the Credit Agreement. Wachovia syndicated the $75 million revolving credit facility, joining Fleet National Bank, Credit

Lyonnais, New York Branch and Bank One (formerly, The First National Bank of Chicago) as additional lenders (collectively with Wachovia, the "Lenders"). The borrowings under the Credit Agreement bear interest at Wachovia's base rate or at the financial institution's LIBOR rate for periods of 30, 60, 90 or 180 days plus a 2% credit margin. The interest rate charged at December 31, 2002 and 2001 was 3.80% and 3.59%, respectively. In addition, the Credit Agreement requires PXRE and certain subsidiaries, where applicable, to maintain certain financial ratios including minimum fixed charge coverage, maximum consolidated debt to total capitalization, minimum statutory capital and surplus, and minimum risk based capital ratios. Commitments under this Credit Agreement terminate on or before March 31, 2004 and are subject to reductions of $20 million on March 31, 2003 and $10 million on March 31, 2004. At December 31, 2002 and 2001, $30 million and $55 million were outstanding under this Credit Agreement.

During 2002 the Credit Agreement was amended in April and September to obtain a consent to the issuance of the Preferred Share Investment, to rectify the late submission of projections to Wachovia, and consent to the holding of an investment. See Note 6 regarding the Preferred Share Investment and the amendments to the Credit Agreement.

PXRE Delaware entered into a cash flow hedge interest rate swap agreement with Wachovia that has the intended effect of converting the $30 million borrowings by PXRE Delaware to a fixed rate borrowing at an annual rate of 7.34%. The fair value of the loan and the interest rate swap agreement at December 31, 2002 and 2001 was approximately $31.6 million and $53.7 million, respectively. At December 31, 2002, the amount of the cash flow hedge, net of tax, in accumulated other comprehensive income was depreciation of $0.9 million.

Interest paid, including the minority interest in consolidated subsidiary, was $11.6 million, $13.3 million and $13.7 million for 2002, 2001 and 2000, respectively.

Income Taxes

PXRE is incorporated under the laws of Bermuda and, under current Bermuda law, is not obligated to pay any taxes in Bermuda based upon income or capital gains. PXRE has received an undertaking from the Supervisor of Insurance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts PXRE, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until the year 2016.

PXRE does not consider itself to be engaged in a trade or business in the United States and accordingly does not expect to be subject to direct United States income taxation.

The United States subsidiaries of PXRE file a consolidated U.S. Federal income tax return.

Pre-tax income (loss) from operations before cumulative effect of accounting change for the years ended December 31, under the following jurisdictions was as follows:

($000's)	2002	2001	2000
U.S.	$ 50,619	$ (14,351)	$ (27,713)
Bermuda	31,553	(5,005)	4,730
Barbados	202	(3,634)	176
Total	$ 82,374	$ (22,990)	$ (22,807)

The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 are as follows:

($000's)	2002	2001	2000
Current			
U.S.	$ (867)	$ 44	$ (3,891)
Foreign	389	1,103	137
Subtotal	(478)	1,147	(3,754)
Deferred U.S.	18,307	(5,851)	(8,253)
Income tax provision (benefit) before change in accounting	17,829	(4,704)	(12,007)
Income tax provision from change in accounting	–	172	–
Income tax provision (benefit)	$ 17,829	$ (4,532)	$ (12,007)
Income taxes paid (received), net	$ (7,584)	$ 3,103	$ 637

In March 2002, Congress passed the Job Creation and Worker Assistance Act of 2002 (H.R. 3090) which affords greater opportunity to use net operating losses. The legislation allowed an extension of the carryback period (pursuant to Section 172) from two to five years. PXRE availed itself of this legislation by electing to carryback its 2001 tax loss for 5 years. This enabled PXRE to recoup $10.7 million of taxes paid in the prior year on 1996 taxable income. The remaining losses were utilized in 2002.

The significant components of the net deferred income tax asset (liability) are as follows:

($000's)		2002		2001
Deferred income tax asset:				
Discounted reserves and unearned premiums	$	12,062	$	7,297
Deferred compensation and benefits		2,071		2,488
Cash flow hedge		631		389
Allowance for doubtful accounts		525		385
Excess tax over book basis in invested assets		–		869
NOL carryforwards		–		16,701
Other, net		350		243
Total deferred income tax asset	$	15,639	$	28,372
Deferred income tax liability:				
Deferred acquisition costs		(7,633)		(1,966)
Investments and unrealized foreign exchange		(3,450)		(557)
Excess book over tax basis in limited partnerships		(1,571)		(1,068)
Retroactive reinsurance contracts		(1,327)		(2,202)
Market discount		(1,305)		(1,369)
Other, net		(633)		(172)
Total deferred income tax liability		(15,919)		(7,334)
Net deferred income tax (liability) asset	$	(280)	$	21,038

Income tax (payable) recoverable consists of the following:

($000's)		2002		2001
Current tax (liability) asset	$	(2,206)	$	4,080
Deferred tax (liability) asset		(280)		21,038
Net income tax (liability) asset	$	(2,486)	$	25,118

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate of 35% to pretax income from operations as a result of the following differences.

($000's)		2002		2001		2000
Statutory U.S. rate	$	28,831	$	(8,047)	$	(7,982)
Tax exempt interest		(619)		(781)		(1,316)
Foreign tax credit recoverable		–		(339)		(670)
Bermuda (income) loss		(11,044)		1,752		(1,655)
Foreign income – Barbados		(71)		1,272		(62)
Barbados tax		389		1,103		137
Other, net		343		508		(459)
Total provision (benefit)	$	17,829	$	(4,532)	$	(12,007)

Stockholders' Equity

On August 9, 1999 PXRE's Board of Directors unanimously approved a resolution to increase the number of authorized shares from 12,000 to 60,000,000 consisting of 50,000,000 common shares and 10,000,000 preferred shares. In addition, PXRE's Board of Directors authorized an increase in par value of its common shares from $0.01 per share to $1.00 per share.

Absent a specific waiver by PXRE's Board of Directors, the Company's Bye-Laws restrict the ownership and voting rights of any shareholder who directly or indirectly would own more than 9.9% of the outstanding common shares of the Company. The restriction requires the prompt disposition of any shares held in violation of the provision and limits the voting power of a shareholder with more than 9.9% of the outstanding shares to the voting power of a shareholder with 9.9% or less of the outstanding common shares.

On April 4, 2002, the Company raised $150 million of additional capital through the issuance of 15,000 Convertible Voting Preferred Shares (the "Preferred Share Investment").

Proceeds, net of offering expenses of $9.1 million, amounted to $140.9 million. The Preferred Share Investment occurred pursuant to a Share Purchase Agreement, dated as of December 10, 2001, between the Company and Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Partners, L.P. and Richard E. Rainwater. The capital infusion from the Preferred Share Investment is enabling PXRE to increase underwriting capacity and therefore maximize participation in the hardening reinsurance market following the September 11, 2001 terrorist attacks. On February 12, 2002, the stockholders approved the sale and issuance of three series of convertible preferred shares pursuant to the Share Purchase Agreement, including 7,500 Series A Convertible Preferred Shares, 5,000 Series B Convertible Preferred Shares, and 2,500 Series C Convertible Preferred Shares. These shares accrue cumulative dividends per share at the rate per annum of 8% of the sum of the stated value of each share plus any accrued and unpaid dividend thereon, payable on a quarterly basis. The stockholders also voted to approve the division of 20 million of PXRE's 50 million authorized common shares into three new classes of convertible common shares including 10 million Class A Convertible Voting Common Shares ("Class A Common Shares"), 6,666.667 Class B Convertible Voting Common Shares ("Class B Common Shares"), and 3,333.333 Class C Convertible Voting Common Shares ("Class C Common Shares"). Preferred shares are convertible into convertible common shares at the option of the holder at any time equal to the original purchase cost plus accrued but unpaid dividends at a conversion price equal to $15.69 provided that such conversion price is subject to adjustment if the Company experiences adverse loss development in excess of a $7 million after-tax threshold. As of December 31, 2002, the Company has incurred $2.9 million of net adverse development above this $7 million threshold resulting in an adjusted conversion price of $15.49. Preferred shares mandatorily convert at the third anniversary of the issuance for two thirds of the shares issued, and the balance at the sixth anniversary. Preferred shares vote on a fully converted basis on all matters other than the election of directors.

The Preferred Share Investment would have triggered an event of default under the Credit Agreement if the transaction were consummated without the consent of the Lenders. As a condition to the Lenders' consent to the Preferred Stock Investment, the Credit Agreement was amended pursuant to the Second Amendment to the First Amended and Restated Credit Agreement, dated March 12, 2002, between PXRE Delaware and the Lenders. As amended, the outstanding commitment was reduced by $20 million on March 31, 2002, and by $5 million on July 1, 2002. The commitment will be reduced by $20 million on March 31, 2003 and by the remaining $10 million on March 31, 2004. In addition, commencing on June 30, 2003, 50% of Excess Cash Flow (as defined in the Second Amendment) shall be used to reduce the outstanding commitment. In addition, the variable interest rate under the Amended Credit Agreement was increased by 100 basis points.

Dividend Restrictions

Under the terms of the Preferred Stock, the payment of dividends on the Company's Common Shares is subject to the following limitations: (i) no dividend may be paid upon the Common Shares if the dividends payable upon the Preferred Stock are overdue, (ii) the amount of dividends paid with respect to the Common Shares may not be increased by a cumulative annualized rate of more than 10% at any time prior to April 4, 2005 (the "Permitted Dividend Amount") without the consent of the majority of holders of the Preferred Stock; and (iii) at any time on or after April 4, 2005, no dividend may be paid that would result in payment of any dividend or other distribution with respect to Common Shares or result in a redemption, offer to purchase, tender offer or other acquisition of capital stock of the Company involving consideration having an aggregate fair value in excess of the greater of the Permitted Tender Offer Amount and the Permitted Dividend Amount. For this purpose, the term "Permitted Tender Offer Amount" means an amount equal to 20% of the cumulative amount by which our consolidated net income in any calendar year commencing with the year ending December 31, 2002 exceeds $50 million minus the sum of all cash and the fair value of all non-cash consideration paid in respect of redemptions, offers to purchase, tender offers or other acquisitions of our capital stock on or after December 10, 2001. Under the terms of the Credit Agreement, dividends to PXRE shareholders in any year are limited as described in Note 4 with respect to the financial covenants.

The Insurance Department of the State of Connecticut, by which PXRE Reinsurance is regulated, recognizes as net income and surplus those amounts determined in conformity with statutory accounting principles ("SAP") prescribed or permitted by the department, which differ in certain respects from U.S. GAAP. The amounts of statutory capital and surplus at December 31 and statutory net income of PXRE Reinsurance for the years then ended, as filed with insurance regulatory authorities are as follows:

($000's)	2002 (Unaudited)	2001	2000
PXRE Reinsurance			
Statutory capital and surplus	$ 457,217	$ 331,959	$ 348,858
Statutory net income (loss)	$ 39,517	$ (28,171)	$ (14,569)

PXRE Reinsurance is subject to state regulatory restrictions, which limit the maximum amount of annual dividends or other distributions, including loans or cash advances, available to stockholders without prior approval of the Insurance Commissioner of the State of Connecticut.

As of December 31, 2002, the maximum amount of dividends and other distributions, which may be made by PXRE Reinsurance during 2003 without prior approval, is limited to approximately $45.7 million. Accordingly, the remaining amount of its capital and surplus is considered restricted.

The payment of dividends by PXRE Bermuda is limited under Bermuda insurance laws, which require PXRE Bermuda to maintain certain measures of solvency and liquidity. As of December 31, 2002, the statutory capital and surplus of PXRE Bermuda was estimated to be $74.5 million and the amount required to be maintained was estimated to be $12.4 million.

Under Barbados law, PXRE Barbados may only pay a dividend out of the realized profits of the company. PXRE Barbados may not pay a dividend unless (a) it is able to pay its liabilities as they become due after payment of the dividend, and (b) the realizable value of its assets is greater than the aggregate value of its liabilities, and (c) the stated capital accounts are maintained in respect of all classes of shares.

PXRE Reinsurance prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Connecticut. Effective January 1, 2001, the State of Connecticut required that insurance companies domiciled in the State of Connecticut prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual – Version effective January 1, 2001 subject to any deviations prescribed or permitted by the State of Connecticut Insurance Commissioner. Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual – Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect, which decreased the surplus by $2.5 million, is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

A reconciliation of income (loss) before cumulative effect of change in accounting to earnings, and shares, which affect basic and diluted earnings per share, is as follows:

($000's)	2002	2001	2000
Income (loss) available to common stockholders:			
Income (loss) before cumulative effect of accounting change	$ 64,545	$ (18,286)	$ (10,800)
Cumulative effect of accounting change, net of tax	–	319	–
Net income (loss) before preferred stock dividends	$ 64,545	$ (17,967)	$ (10,800)
Preferred stock dividends	9,077	–	–
Net income (loss) available to common stockholders	$ 55,468	$ (17,967)	$ (10,800)
Weighted average shares of common stock outstanding:			
Weighted average common shares outstanding (basic)	11,802	11,578	11,394
Equivalent shares of stock options	308	133	77
Equivalent shares of restricted stock	143	341	263
Equivalent shares of preferred stock	7,409	–	–
Weighted average common equivalent shares (diluted)	19,662	12,052	11,734
Weighted average common equivalent shares when antidilutive	–	11,578	11,394
Per share amounts:			
Basic			
Income (loss) before cumulative effect of accounting change and preferred stock dividends	$ 5.47	$ (1.58)	$ (0.95)
Net income (loss) available to common stockholders	$ 4.70	$ (1.55)	$ (0.95)
Diluted			
Income (loss) before cumulative effect of accounting change	$ 3.28	$ (1.58)	$ (0.95)
Net income (loss)	$ 3.28	$ (1.55)	$ (0.95)

Benefit Plans

PXRE adopted a non-contributory defined benefit pension plan covering all U.S. employees with one year or more of service and who had attained age 21. Benefits are generally based on years of service and compensation. PXRE funds the plan in amounts not less than the minimum statutory funding requirement nor more than the maximum amount that can be deducted for U.S. income tax purposes.

PXRE also sponsors a supplemental executive retirement plan. This plan is non-qualified and provides certain key employees with benefits in excess of normal pension benefits.

The components of net pension expense for the company-sponsored plans for the years ended December 31, are as follows:

($000's)	2002	2001	2000
Components of net periodic cost:			
Service cost	$ 984	$ 1,040	$ 681
Interest cost	648	640	468
Expected return on assets	(197)	(152)	(79)
Amortization of prior service costs	212	212	212
Recognized net actuarial costs	–	77	30
Net periodic benefit costs	$ 1,647	$ 1,817	$ 1,312

The following table sets forth the funded status of the plans and amounts recognized in the Consolidated Balance Sheets:

($000's)	2002	2001
Reconciliation of benefit obligation		
Benefit obligation January 1	$ (10,610)	$ (7,688)
Service cost	(984)	(1,040)
Interest cost	(648)	(640)
Amendments	(80)	–
Actuarial gain (loss)	1,302	(1,242)
Benefit obligation December 31	$ (11,020)	$ (10,610)
Reconciliation of plan assets		
Fair value of plan assets as of January 1	$ 2,217	$ 1,562
Return on plan assets	6	(131)
Employer contributions	2,517	787
Fair value of plan assets December 31	$ 4,740	$ 2,218
Reconciliation of funded status		
Funded status	$ (6,280)	$ (8,392)
Unrecognized prior service cost	1,691	1,813
Unrecognized net loss	957	2,079
Accrued cost	$ (3,632)	$ (4,500)
Weighted average assumptions as of December 31:		
Discount rate	6.75%	7.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%

Employee Stock Purchase Plan

PXRE maintains an Employee Stock Purchase Plan under which it has reserved 140,423 common shares for issuance to PXRE personnel. The price per share is the lesser of 85% of the fair market value at either the date granted or the date exercised.

Under the Restated Employee Annual Incentive Bonus Plan, incentive compensation to employees is based in part on return on equity compared to a target return on equity and in part at the discretion of the Restated Bonus Plan Committee. The maximum compensation paid in any year occurs at a 15.5% return on equity. Amounts incurred above a 15.5% return on equity up to a maximum award at a 20% return on equity represent contingent incentive compensation, which will be awarded in whole or part in a future year if return on equity is below a 13% return on equity. At December 31, 2002, the amount of the contingent liability was $1.2 million, and will accrue interest at a rate equal to prime plus 2%.

The Officer Incentive Plan provides for the grant of incentive stock options, non-qualified stock options and awards of shares subject to certain restrictions. Options granted under the plan have a term of 10 years and generally become exercisable in four equal annual installments commencing one year from the date of grant. The exercise price for the incentive share options must be equal to or exceed the fair market value of the common shares on the date the option is granted. The exercise price for the non-qualified options may not be less than the fair market value of the common stock on the date of grant. At December 31, 2002 and 2001, options for 754,155 and 414,478 shares respectively, were exercisable under this plan.

In 2002, 2001 and 2000, $6.3 million, $2.0 million and $3.8 million, respectively was incurred under these plans, including bonuses granted to certain levels of employees paid in restricted shares, which vest in 36 months or pro rata over 48 months.

Information regarding the option plans described above is as follows:

	Number of Shares	Range – Option Price per Share
Outstanding at December 31, 1999	452,474	$ 8.75 – $ 32.94
Options granted	900,450	$12.50
Options exercised	(37,057)	$8.75
Options cancelled	(65,643)	$ 12.50 – $ 32.94
Outstanding at December 31, 2000	1,250,224	
Options granted	907,400	$ 15.95 – $ 19.80
Options exercised	(72,658)	$ 10.88 – $ 12.50
Options cancelled	(442,357)	$ 12.50 – $ 32.94
Outstanding at December 31, 2001	1,642,609	
Options granted	538,238	$ 17.45 – $ 24.17
Options exercised	(126,214)	$ 10.88 – $ 19.80
Options cancelled	(73,934)	$ 12.50 – $ 32.94
Outstanding at December 31, 2002	1,980,699	

PXRE has adopted a non-employee Director Stock Option Plan, which provides for an annual grant of 5,000 options and 1,000 restricted shares per director from 2000 to 2005 inclusive as amended. Options granted under the plan have a term of 10 years from the date of grant and are vested and exercisable in three equal annual installments commencing one year from the date of grant. The exercise price of the options is the fair market value on the date of grant. As of December 31, 2002, options for 250,000 shares were authorized and 134,400 were exercisable, at exercise prices between $14.79 and $31.11.

PXRE allows its directors to elect to convert their Board of Directors retainer fee to options under the Directors Equity and Deferred Compensation Plan. At December 31, 2002, options for 250,000 shares were authorized and ten-year options for 126,103 shares were outstanding at prices ranging from $12.81 to $33.46 which are 100% vested and immediately exercisable.

As of December 31, 2002 total authorized common shares reserved for grants of employee and director stock options and restricted stock under the above plans are 3,971,225 shares. Total shares of 1,014,658 relate to stock options which are vested and exercisable at December 31, 2002, at exercise prices between $12.50 and $33.46. All options become exercisable upon a change of control of PXRE as defined by the plans.

As permitted by SFAS No. 123, PXRE has elected to continue to account for its stock option plans under the accounting rules prescribed by APB 25, under which no compensation costs are recognized as an expense. Had compensation costs for the stock options been determined using the fair value method of accounting as recommended by SFAS No. 123, net income (loss) and earnings per share for 2002, 2001 and 2000 would have been reduced to the following pro-forma amounts:

($000's, except per share data)		2002		2001		2000
Net income (loss)						
As reported	$	64,545	$	(17,967)	$	(10,800)
Pro forma	$	61,065	$	(20,126)	$	(12,139)
Basic income (loss) per share						
As reported	$	4.70	$	(1.55)	$	(0.95)
Pro forma	$	4.41	$	(1.74)	$	(1.07)
Diluted income (loss) per share						
As reported	$	3.28	$	(1.55)	$	(0.95)
Pro forma	$	3.11	$	(1.74)	$	(1.07)

The fair value of each option granted in 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Risk-free rate	4.18%	5.41%	5.23%
Dividend yield	0.98%	1.36%	1.42%
Volatility factor	40.55%	37.18%	30.65%
Weighted average expected life	5	5	5

A summary of the status of the employee and director stock option plans at December 31, 2002 and 2001 and changes during the years then ended is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,935,620	$18.06	1,485,416	$17.27
Options granted	614,841	18.64	965,219	17.77
Options exercised	(140,725)	12.67	(72,658)	11.91
Options cancelled	(89,934)	19.40	(442,357)	15.71
Options outstanding at end of year	2,319,802	18.49	1,935,620	18.06
Options exercisable at end of year	1,014,658	20.48	646,701	22.37
Weighted average fair value per share of options granted		9.69		8.98

Options outstanding at December 31, 2002 included:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$12.50 to $19.88	1,791,715	8.33	$16.22	584,309	$15.72
$20.23 to $33.46	528,087	4.66	$26.18	430,349	$26.94
	2,319,802			1,014,658	

PXRE also has adopted a non-employee Director Deferred Stock Plan granting 2,000 shares to each non-employee Board member at the time specified in the plan. At December 31, 2002, the 16,000 shares granted to eligible non-employee Board members will be issued to Board members at or after their termination, depending on whether such director elected to defer receipt of such shares following termination.

PXRE operates in four reportable property and casualty segments – catastrophe and risk excess, finite business, other lines and exited lines – based on PXRE's approach to managing the business. Commencing with the 2002 underwriting renewal season, PXRE returned its focus to its core catastrophe and risk excess and finite businesses. Businesses that were not renewed in 2002 are reported as exited lines. PXRE's segments for 2000 and 2001 were reclassified to be comparable to the 2002 segments used for PXRE's method of managing the business. In addition, we operate in two geographic segments – North American representing North American based risks written by North American based clients and International (principally the United Kingdom, Continental Europe, Latin America, the Caribbean, Australia and Asia) representing all other premiums written. There are no significant differences among the accounting policies of the segments as compared to PXRE's consolidated financial statements.

PXRE does not maintain separate balance sheet data for each of its operating segments nor does it allocate net investment income, net realized investment gains, operating expenses, and financing costs to these segments. Accordingly, PXRE does not review and evaluate the financial results of its operating segments based upon balance sheet data and these other income statement items.

Net Premiums Written ($000's, except percentages)	2002	%	2001	%	2000	%
Catastrophe and Risk Excess						
North American	$ 51,608		$ 27,981		$ 16,532	
International	153,038		90,714		68,754	
Excess of Loss Cessions	(28,652)		(60,485)		(15,489)	
	175,994	60%	58,210	38%	69,797	40%
Finite Business						
North American	102,754		33,651		20,245	
International	–		–		–	
	102,754	35	33,651	22	20,245	12
Other Lines						
North American	7,822		4,086		2,720	
International	83		404		1,855	
	7,905	3	4,490	3	4,575	3
Exited Lines						
North American	8,550		33,679		29,898	
International	(720)		24,448		48,186	
	7,830	2	58,127	37	78,084	45
Total	$ 294,483	100%	$ 154,478	100%	$ 172,701	100%

Net Premiums Earned ($000's, except percentages)	2002	%	2001	%	2000	%
Catastrophe and Risk Excess						
North American	$ 50,436		$ 26,916		$ 16,727	
International	148,650		92,407		68,038	
Excess of Loss Cessions	(23,052)		(58,839)		(19,115)	
	176,034	65%	60,484	37%	65,650	41%
Finite Business						
North American	57,107		32,365		17,791	
International	–		–		–	
	57,107	21	32,365	20	17,791	11
Other Lines						
North American	8,002		3,434		1,498	
International	143		479		2,009	
	8,145	3	3,913	3	3,507	2
Exited Lines						
North American	18,895		33,109		23,332	
International	9,179		32,254		49,926	
	28,074	11	65,363	40	73,258	46
Total	$ 269,360	100%	$ 162,125	100%	$ 160,206	100%

Underwriting Income (Loss) ($000's, except percentages)	2002	%	2001	%	2000	%
Catastrophe and Risk Excess						
North American	$ 43,591		$ (31,740)		$ 10,888	
International	80,874		(17,639)		(1,075)	
Excess of Loss Cessions	(16,383)		38,117		(11,265)	
	108,082	117%	(11,262)	77%	(1,452)	19%
Finite Business						
North American	2,544		2,944		1,661	
International	–		–		–	
	2,544	3	2,944	(20)	1,661	(22)
Other Lines						
North American	4,378		(385)		(543)	
International	(58)		(934)		(39)	
	4,320	4	(1,319)	9	(582)	8
Exited Lines						
North American	(20,234)		2,023		(446)	
International	(2,075)		(6,996)		(6,610)	
	(22,309)	(24)	(4,973)	34	(7,056)	95
Total	$ 92,637	100%	$ (14,610)	100%	$ (7,429)	100%

Included in the finite segment, was net premiums written of $83.8 million and underwriting profit of $3.0 million in 2002, assumed pursuant to various finite reinsurance contracts with one insurance company, Tower Insurance Company of New York.

The following table reconciles the underwriting income (loss) for the operating segments to income before tax as reported in the Consolidated Statements of Income and Comprehensive Income:

($000's)	2002	2001	2000
Net underwriting income (loss)	$ 92,637	$ (14,610)	$ (7,429)
Net investment income	24,893	30,036	30,037
Net realized investment gains	8,981	4,023	3,191
Interest expense	(2,939)	(4,424)	(4,778)
Minority interest in consolidated subsidiary	(8,646)	(8,877)	(8,875)
Other operating expenses	(32,454)	(29,606)	(35,407)
Unrealized foreign exchange on losses incurred	(7)	981	(1,196)
Other (loss) income	(91)	(513)	1,650
Income (loss) before income taxes and cumulative effect of accounting change	$ 82,374	$ (22,990)	$ (22,807)

The following are unaudited quarterly results of operations on a consolidated basis for the years ended December 31, 2002 and 2001. Quarterly results necessarily rely heavily on estimates. This and certain other factors, such as catastrophic losses, call for caution in drawing specific conclusions from quarterly results. Due to changes in the number of average shares outstanding, quarterly earnings per share may not add to the total for the year.

($000's, except per share data)	Three Months Ended			
2002	March 31	June 30	September 30	December 31
Net premiums written	$ 103,661	$ 20,723	$ 66,809	$ 103,290
Revenues:				
Net premiums earned	$ 59,156	$ 45,763	$ 75,741	$ 88,700
Net investment income	4,087	8,445	5,011	7,350
Net realized investment gains	489	514	4,782	3,196
Management fees	1,253	586	928	665
Total revenues	64,985	55,308	86,462	99,911
Losses and expenses:				
Losses and loss expenses incurred	17,223	18,863	48,264	42,512
Commissions and brokerage	12,443	5,276	13,489	22,183
Other operating expenses	8,870	6,223	6,696	10,664
Interest expense	745	754	698	742
Minority interest in consolidated subsidiary	2,224	2,199	2,127	2,095
Total losses and expenses	41,505	33,315	71,274	78,196
Income before income taxes	23,480	21,993	15,188	21,715
Income tax provision	5,247	2,949	4,179	5,454
Net income before preferred stock dividend	$ 18,233	$ 19,044	$ 11,009	$ 16,261
Preferred stock dividend	–	2,900	3,058	3,119
Net income available to common stockholders	$ 18,233	$ 16,144	$ 7,951	$ 13,142
Basic earnings per common share:				
Net income available to common stockholders	$ 1.56	$ 1.37	$ 0.67	$ 1.11
Average shares outstanding	11,710	11,768	11,817	11,863
Diluted earnings per common share:				
Net income	$ 1.51	$ 0.88	$ 0.50	$ 0.73
Average shares outstanding	12,037	21,655	22,137	22,420
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

($000's, except per share data)	Three Months Ended			
2001	March 31	June 30	September 30	December 31
Net premiums written	$ 56,172	$ 36,971	$ 19,076	$ 42,259
Revenues:				
Net premiums earned	$ 47,940	$ 43,326	$ 17,543	$ 53,316
Net investment income	9,883	8,238	5,767	6,148
Net realized investment gains (losses)	386	429	3,426	(217)
Management fees	1,961	772	2,335	717
Total revenues	60,170	52,765	29,071	59,964
Losses and expenses:				
Losses and loss expenses incurred	29,433	28,207	64,134	29,929
Commissions and brokerage	13,468	9,562	(3,958)	11,278
Other operating expenses	8,888	7,496	7,005	6,217
Interest expense	1,972	767	855	830
Minority interest in consolidated subsidiary	2,219	2,219	2,219	2,220
Total losses and expenses	55,980	48,251	70,255	50,474
Income (loss) before income taxes and cumulative effect of accounting change	4,190	4,514	(41,184)	9,490
Income tax provision (benefit)	694	792	(7,338)	1,148
Income (loss) before cumulative effect of accounting change	3,496	3,722	(33,846)	8,342
Cumulative effect of accounting change, net of $172 tax benefit	319	–	–	–
Net income (loss)	$ 3,815	$ 3,722	$ (33,846)	$ 8,342
Basic earnings (loss) per common share:				
Net income (loss)	$ 0.33	$ 0.32	$ (2.94)	$ 0.72
Average shares outstanding	11,482	11,470	11,501	11,632
Diluted earnings (loss) per common share:				
Net income (loss)	$ 0.32	$ 0.31	$ (2.94)	$ 0.70
Average shares outstanding	11,890	11,878	11,501	11,962
Dividends paid per common share	$ 0.06	$ 0.06	$ 0.06	$ 0.06

Commitments and Contingencies

In May 1999, PXRE Delaware entered into weather option agreements with two counterparties. In April 2000, these counterparties submitted invoices to PXRE Delaware in the aggregate sum of $8.3 million seeking payment under the weather option agreements, which invoices have been paid. PXRE Delaware insured its obligations under these weather option agreements through two Commercial Inland Marine Weather Insurance Policies issued by Terra Nova Insurance Company Limited ("Terra Nova"). PXRE Delaware submitted claims under these policies to Terra Nova in April 2000. Terra Nova has denied coverage, contending that its Managing General Agent had no authority to issue these policies.

PXRE Delaware disagreed with Terra Nova's denial and filed suit against Terra Nova in the United States District Court for the District of New Jersey. On June 10, 2002, PXRE Delaware was awarded a verdict of $8.3 million plus accumulated interest of $1.5 million by a jury at the conclusion of the trial of this dispute. The aggregate sum of $9.8 million is included in Other Assets. Terra Nova has appealed this verdict to the United States Court of Appeals for the Third Circuit, but management has concluded that the sum of $9.8 million is realizable and that no valuation allowance is necessary.

In June 2001, the Company entered into a joint venture agreement to form a Bermuda corporation, Barr's Bay Properties Limited, which will construct an office building in Hamilton, Bermuda, in which the Company will have the option to lease office space for three consecutive five-year terms. The Company owns 40% of the outstanding shares of the joint venture. Under the joint venture agreement, the Company agreed to lend up to $7 million to finance the construction of the office space, secured by a first mortgage on the property.

Independent Auditors' Report

The Board of Directors and Stockholders
PXRE Group Ltd.:

We have audited the accompanying consolidated balance sheets of PXRE Group Ltd., and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying financial statements of PXRE Group Ltd., as of December 31, 2000, were audited by other auditors whose report thereon dated February 12, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of PXRE Group Ltd., and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements PXRE Group Ltd. adopted the provisions of FAS 133 "Accounting For Derivative Instruments and Hedging Activities," during 2001.

KPMG LLP

New York, New York
February 11, 2003

Financial Reporting Responsibility

The management of PXRE Group Ltd. has the primary responsibility for maintaining the integrity and accuracy of the financial information presented in this annual report. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Unless otherwise noted, all financial information presented in this annual report is consistent with these financial statements.

The Group maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records may be relied upon in preparing financial statements.

KPMG LLP, our independent auditors, have audited the consolidated financial statements of the Group, and their report is included in this section of the annual report. The independent auditors have unrestricted access to each member of management in conducting their audit. Such audit was conducted in accordance with auditing standards generally accepted in the United States and included a review of internal accounting controls, tests of transactions, and other auditing procedures as they considered necessary to express an opinion on the financial statements. Robert A. Bear, Chief Actuary and Senior Vice President of PXRE Corporation, certified the adequacy of the Group's reserves for losses and loss expense liabilities. Bacon & Woodrow London Market Services, Ltd., an actuarial consulting firm, performed a review of the adequacy of PXRE Syndicate 1224 reserves determined and established by management for losses and loss expense liabilities.

The Audit Committee of the Board of Directors, composed entirely of non-management directors, oversees management's discharge of its financial reporting responsibilities.



Gerald L. Radke
Chairman and
Chief Executive Officer



Jeffrey L. Radke
President and
Chief Operating Officer



John M. Modin
Senior Vice President and
Chief Financial Officer

PXRE Group Ltd.

Swan Building
26 Victoria Street
Hamilton HM12, Bermuda
Telephone (441) 296-5858 Facsimile (441) 296-6162

Gerald L. Radke
Chairman and
Chief Executive Officer

Jeffrey L. Radke
President and
Chief Operating Officer

Michael J. Bleisnick
Executive Vice President
London Market Operations

Gordon Forsyth, III
Executive Vice President
North American Operations
and Chief Underwriter

Guy D. Hengesbaugh
Executive Vice President

John M. Modin
Senior Vice President and
Chief Financial Officer

David J. Doyle
Secretary

Robert P. Myron
Vice President and
Treasurer

Leatrice J. Roman
Assistant Controller


Radke


Radke


Bleisnick


Forsyth


Hengesbaugh


Modin


Doyle


Myron

PXRE Reinsurance Ltd.

Swan Building
26 Victoria Street
Hamilton HM12, Bermuda
Telephone (441) 296-5858 Facsimile (441) 296-6162

Guy D. Hengesbaugh
President

John Daly
Senior Vice President

Bruce Dilke
Senior Vice President
Risk Management

James G. Brady
Vice President
Actuarial/Treaty
Underwriting

Robert P. Myron
Vice President and
Chief Financial Officer


Hengesbaugh


Daly


Dilke


Brady


Myron

PXRE Corporation and PXRE Reinsurance Company

399 Thornall Street, Fourteenth Floor
Edison, New Jersey 08837
Telephone (732) 906-8100 Facsimile: Corporate (732) 906-9157 Treaty (732) 906-9283


Radke


Radke


Bleisnick


Byrnes


Forsyth


Bear


Cadd


Johnson


Modin


Sverchek

Gerald L. Radke
Chairman and
Chief Executive Officer

Jeffrey L. Radke
President and
Chief Operating Officer

Michael J. Bleisnick
Executive Vice President
London Market Operations

Bruce J. Byrnes
General Counsel
and Secretary

Gordon Forsyth, III
Executive Vice President
North American Operations
and Chief Underwriter

Robert A. Bear
Senior Vice President
and Chief Actuary

Joan L. Cadd
Senior Vice President
and Controller

Frank M. Johnson
Senior Vice President
North American Treaty

John M. Modin
Senior Vice President
and Chief Financial Officer

Eugene J. Sverchek
Senior Vice President
North American Treaty

K. Eden Chan
Vice President
Information Technology

Mark W. Christie
Vice President
North American Treaty

Linda S. Clauser
Vice President
Human Resources

Jose A. Crespo
Vice President
Claims

R.E. Jeff Jeffreys
Vice President
and Treasurer

Peter M. Kiernan
Vice President
North American Treaty

Frank A. Lo Piccolo
Vice President
Underwriting Audit

Kenneth J. Nemlick
Vice President
Actuarial

Laura L. Colangelo
Assistant Controller and
Assistant Vice President

Irina Elberg
Assistant Secretary
Information Systems

Marjorie M. Lee
Assistant Controller and
Assistant Vice President


Chan


Christie


Clauser


Crespo


Jeffreys


Kiernan


Lo Piccolo


Nemlick

PXRE Brussels

Avenue Marcel Thiry 79 BTE 3
Brussels, Belgium
Telephone (32-2) 777-0909 Facsimile (32-2) 777-0900

Alain Tounquet
Managing Director
International Operations

Rudy Bogaerts
Senior Vice President
International Treaty

Christopher Shaw
Assistant Vice President
International Treaty


Tounquet


Bogaerts

Board of Directors


Browne


Cooper


Fiondella


Fleming


Haftl


Huff

F. Sedgwick Browne, Esq.
Senior Counsel
Sidley Austin, Brown & Wood LLP

Bradley E. Cooper
Partner
Capital Z
Financial Services Partners

Robert W. Fiondella
Retired Chairman of the Board
and Chief Executive Officer
The Phoenix Companies, Inc.

Susan S. Fleming
Partner
Capital Z
Financial Services Partners

Franklin D. Haftl
Retired President and Chief
Executive Officer
Unione Italiana Reinsurance
Company of America, Inc.

Craig A. Huff
President
Reservoir Capital Group

Halbert D. Lindquist
Senior Investment Officer
Blackstone Alternative Asset
Management

Wendy Luscombe
WKL Associates, Inc.
Principal Real Estate Advisor to
Prudential Portfolio Managers
America Limited

Philip R. McLoughlin
Chairman and
Chief Executive Officer
Phoenix Investment Partners, Ltd.

Gerald L. Radke
Chairman and Chief
Executive Officer
PXRE Group Ltd.

Robert M. Stavis
Partner
Bessemer Venture Partners


Lindquist


Luscombe


McLoughlin


Radke


Stavis

Corporate Data

Executive Offices
The Swan Building
26 Victoria Street
Hamilton HM 12
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162

Mailing Address
P.O. Box HM 1282
Hamilton HM FX
Bermuda

Independent Accountants
KPMG LLP
New York, NY

Actuarial Certification
Robert A. Bear
Fellow of the Casualty Actuarial Society
Chartered Property Casualty Underwriter
Member of the American Academy of Actuaries

Common Stock Listing
New York Stock Exchange
Symbol PXT

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, N.Y. 10038
(800) 937-5449

Investor Relations Contact
John M. Modin
Senior Vice President and
Chief Financial Officer
[illegible]
[illegible]

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to John M. Modin, Senior Vice President and Chief Financial Officer, at the Company's executive offices. In addition, the Company's [illegible] available free of charge through its website [illegible] Annual Report on Form 10-K, quarterly reports on Form 10-Q and other reports filed with the SEC.

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at [illegible] on May [illegible], 2003, at the Company's executive offices, The Swan Building, 26 Victoria Street, Hamilton HM 12, Bermuda. [illegible] of record at the close of business on April [illegible], 2003 [illegible] the meeting.



PXRE Group Ltd.

Swan Building
26 Victoria Street
Hamilton HM12
Bermuda
Telephone (441) 296-5858
Facsimile (441) 296-6162